                                                   Filed Pursuant to Rule 424(a)
                                                   Registration No. 333-22519

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to completion, dated August 26, 1997

Prospectus
dated           , 1997

                                2,800,000 Shares

                                      LOGO

                                  Common Stock

All of the 2,800,000 shares of Common Stock offered hereby are being issued and sold by Advantage Learning Systems, Inc. (the "Company"). A significant portion of the estimated net proceeds of the offering will be used by the Company to satisfy obligations to its principal shareholders. See "Use of Proceeds." An aggregate of up to 185,000 shares of the Common Stock offered hereby will be reserved for sale at the initial public offering price to persons designated by the Company.

Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock offered hereby will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "ALSI."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                              Public     Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share..................................  $            $           $
--------------------------------------------------------------------------------
Total (3).................................. $           $            $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $750,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 420,000 additional shares of Common Stock solely to cover over-allotments, if any, at the per share Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $       , $        and $       , respectively. See "Underwriting."

The shares of Common Stock are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about
          , 1997.

Piper Jaffray inc.                                         Montgomery Securities

                      [PICTURES, GRAPHICAL INFORMATION]

THE ACCELERATED READER(R) AND READING RENAISSANCE(R) ARE REGISTERED TRADEMARKS OF THE COMPANY. IN ADDITION, STANDARDIZED TEST FOR ASSESSMENT OF READING (S.T.A.R.)(TM), AR BOOKGUIDE(TM), OBJECTIVE TRACKER(TM), AND MATHCHECK(TM) ARE COMMON LAW TRADEMARKS OF THE COMPANY. ALL OTHER TRADEMARKS, SERVICE MARKS AND TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" includes Advantage Learning Systems, Inc. ("ALS") and its wholly-owned subsidiaries, IPS Publishing, Inc. ("IPS") and the Institute for Academic Excellence, Inc. (the "Institute"), including their operations while owned by affiliates of the Company. The historical financial information presented herein represents the combined results of these three entities prior to January 2, 1997, at which time IPS and the Institute became wholly-owned subsidiaries of ALS. See "Certain Transactions." For periods subsequent to January 2, 1997, the historical financial information represents the consolidated results of ALS and its subsidiaries. In addition, unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) has been adjusted to reflect the filing of the Company's Amended and Restated Articles of Incorporation, and (iii) has been adjusted to reflect a 133.31 for 1 stock split in the form of two stock dividends.

                                  THE COMPANY

  The Company is a leading provider of learning information systems to kindergarten through senior high
("K-12") schools in the United States and Canada. The Company's learning information systems consist of computer software and related training designed to improve student academic performance by increasing the quality, quantity and timeliness of performance data available to educators and by facilitating increased student practice of essential skills. The Company's flagship product, the Accelerated Reader, is software for motivating and monitoring increased literature-based reading practice. As of June 30, 1997, the Accelerated Reader had been sold to approximately 29,700, or 24%, of the K-12 schools in the United States and Canada. In a survey by Quality Education Data, Inc., the Accelerated Reader was the software product that educators most frequently cited as being used to improve the quality of education in K-12 schools. The Company believes that the Accelerated Reader has achieved this leading market position as a result of its demonstrated effectiveness in improving student reading levels and overall academic performance. The Company's learning information system products also include the Standardized Test for Assessment of Reading (S.T.A.R.), a computer-adaptive reading test and database, and the Reading Renaissance program, through which the Company provides professional development training for educators.

  Originally introduced in 1986, the Accelerated Reader administers computer-based multiple choice tests on books popular among students in grades K-12 and provides educators with more than 20 reports from which to monitor the amount and quality of each student's reading practice. Through June 30, 1997, the Company had developed tests on approximately 12,000 books and expects to develop approximately 1,500 additional tests in the second half of 1997. In 1994, the Company began offering Reading Renaissance training seminars to provide educators with professional development training to most effectively use the Accelerated Reader and the information it generates. As of June 30, 1997, approximately 39,500 educators have attended Reading Renaissance training seminars. In 1996, the Company released S.T.A.R. which enables educators to quickly obtain student reading scores statistically correlated to national norms. The results from S.T.A.R. provide educators with a database of statistically accurate reading level information on their students, from which they can generate useful reports and adjust instructional strategies accordingly. To expand its learning information system offerings into additional academic areas, in August 1996 the Company acquired IPS, a provider of algorithm-based software for assessment and skills practice in math and science.

  Educators, parents and opinion leaders in the United States are increasingly focusing on improving essential academic skills of students, and, in particular, their reading and math proficiency. President Clinton's emphasis on education in his State of the Union address earlier this year, the Department of Education's Goals 2000 program, the Learning to Read, Reading to Learn campaign, an increase in Title I funding, and the activities of the Education Commission of the States are indicative of this growing focus. This focus and the resulting initiatives, as well as the growing role of technology in the K-12 marketplace, have created an increased demand for effective technology-based solutions which improve academic performance.

  The Accelerated Reader, coupled with S.T.A.R. and the techniques taught in the Reading Renaissance training program, improves student academic performance by providing educators with an effective system to motivate students to practice reading. The Company's products also provide educators with objective, timely and accurate information to manage the learning process. Unlike many technology-based solutions which compete with the educators' role, the Company's products support educators and complement their existing curricula and instructional methodologies. In addition, the Company's products utilize a school's existing computers and books commonly found in most K-12 school libraries, while the cost of the Company's products generally enables schools to purchase such products within their normal budgets.

  The Company seeks to establish its products as the de facto standard for facilitating growth in reading ability, and ultimately in other essential academic skill areas in grades K-12. The key elements of this strategy consist of adding new customer schools, intensifying and expanding the use of the Company's products in existing customer schools, offering new products in other areas of the curriculum, expanding the Company's international marketing and sales, and expanding the Company's strategic marketing alliances.

  The Company was founded in 1986 and is incorporated under the laws of the State of Wisconsin. The Company's principal executive offices are located at 2911 Peach Street, Wisconsin Rapids, Wisconsin 54495-8036 and its telephone number is (715) 424-3636. The Company's World Wide Website is located at http:\\www.advlearn.com. Information contained in this Website is not deemed to be a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the          2,800,000 shares
 Company...........................
Common Stock to be outstanding      16,489,594 shares(1)
 after the Offering................
Use of Proceeds.................... For payment of undistributed S corporation earnings, repayment of construction-related
                                    indebtedness, repayment of acquisition-re-
                                    lated indebtedness to principal sharehold-
                                    ers, payment to Company employees pursuant
                                    to certain employee benefit plans and gen-
                                    eral corporate purposes, including working
                                    capital and new product development. See
                                    "Use of Proceeds."
Nasdaq National Market symbol...... ALSI

--------
(1) Includes 38,461 shares to be issued upon closing of the Offering in connection with the Company's acquisition of IPS (assuming an initial public offering price of $13.00 per share). Excludes 1,500,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Incentive Plan, of which 277,846 shares were subject to options outstanding immediately prior to the Offering (assuming an initial public offering price of $13.00 per share). See "Certain Transactions" and "Management-- Executive Compensation--1997 Stock Incentive Plan."

      SUMMARY HISTORICAL AND PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL
                                  INFORMATION
           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)

                                                                           SIX MONTHS
                                     YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                          ---------------------------------------------- ---------------
                                                                   PRO
                                                                  FORMA
                           1992   1993    1994    1995    1996   1996(1)  1996    1997
                          ------ ------- ------- ------- ------- ------- ------- -------
INCOME STATEMENT DATA:
Net sales...............  $3,171 $ 5,288 $ 8,251 $12,605 $22,381 $23,062 $ 9,474 $16,545
Gross profit............   2,742   4,718   7,148  10,542  18,154  18,928   7,875  13,565
Purchased research and
 development(2).........     --      --      --      --    3,400   3,400     --      --
Operating income........   1,276   2,047   2,999   3,449   3,013   2,784   2,938   5,117
Income before taxes.....   1,298   2,070   3,022   3,462   2,858   2,419   2,955   4,752
Net income(2)...........   1,298   2,070   3,022   3,462   4,460   4,199   2,955   3,151
PRO FORMA DATA:
Income before taxes.....                                         $ 2,419         $ 5,121
Net income(3)...........                                           1,440           3,047
Net income per share(4).                                         $  0.11         $  0.22
Weighted average shares
 outstanding(4).........                                          13,651          13,651
OTHER OPERATING DATA(5):
Number of Accelerated
 Reader customer
 schools................   7,000  10,400  14,500  19,500  26,000          23,500  29,700
Number of Accelerated
 Reader book test
 titles.................   1,700   2,800   5,000   7,500  10,000           8,200  12,000

                                                              JUNE 30, 1997
                                                            ------------------
                                                                        AS
                                                            ACTUAL  ADJUSTED(6)
                                                            ------- ----------
BALANCE SHEET DATA:
Working capital............................................ $ 1,343  $15,269
Total assets...............................................  20,319   34,794
Notes payable and long-term debt, including current
 portion...................................................  11,550      --
Shareholders' equity.......................................   2,370   28,873

--------
(1) Reflects the acquisition of IPS as if it occurred on January 1, 1996. Adjustments consist of (i) IPS results for the seven months ended July 31, 1996, (ii) the exclusion of revenues ($744,000) and related costs ($180,000) associated with an IPS contract not acquired in the acquisition,
    (iii) additional amortization of intangibles ($143,000), (iv) additional interest expense ($268,000) and (v) the income tax effect related to such adjustments ($178,000).
(2) In connection with the acquisition of IPS, $3.4 million of the purchase price was allocated to purchased research and development which was expensed in August 1996. See Note 3 of Notes to the Company's Financial Statements. As a result, net income exceeds income before taxes in 1996 due to the tax benefit recorded by IPS which is primarily related to the expensed purchased research and development. Effective January 1, 1997, IPS elected S corporation status. As a result, the 1997 tax provision represents the write-off of the deferred tax asset associated with IPS when it was a C corporation. The previously recognized deferred tax asset will be reinstated upon the completion of the Offering.
(3) Pro forma net income has been computed as if the Company had been a C corporation rather than an S corporation for income tax purposes, based upon an assumed effective federal and state tax rate of 40.5%. See "S Corporation Distribution."
(4) Pro forma net income per share and weighted average shares outstanding reflect (i) the shares outstanding as of January 2, 1997, reflecting the issuance of shares by ALS to acquire IPS and the Institute and (ii) the
     133.31 for 1 stock split.
(5) Represents the cumulative number of schools to which the Accelerated Reader has been sold at year end and the cumulative number of book test titles available at year end, as indicated.
(6) As adjusted to reflect the sale of 2,800,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the Common Stock.

RELIANCE ON SINGLE PRODUCT LINE AND SIGNIFICANT DISTRIBUTOR

  The Company's Accelerated Reader software and supplemental Accelerated Reader test disks accounted for approximately 91.9%, 89.8%, 69.4% and 56.2% of the Company's net sales in 1994, 1995, 1996 and the first half of 1997, respectively. Sales of the Accelerated Reader software and supplemental test disks through one book distributor accounted for 2.6%, 12.5%, 15.2% and 13.6% of such net sales in 1994, 1995, 1996 and the first half of 1997, respectively. An overall decline in sales of the Accelerated Reader and supplemental test disks, including sales through book distributors, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing and Distribution."

DEPENDENCE ON CONTINUED PRODUCT DEVELOPMENT

  The K-12 educational technology and professional development markets in which the Company competes are characterized by evolving industry standards, frequent product introductions and, to a lesser extent, technological change. The Company's future success will depend, to a significant extent, on a number of factors, including the Company's ability to enhance its existing products and develop and successfully introduce new products, including new products designed for use in other areas of the curriculum. The Company attempts to maintain high standards for the demonstrated academic effectiveness of its products. The Company's adherence to these standards could delay or inhibit the introduction of new products. Moreover, there can be no assurance that the Company's products will not be rendered obsolete or that the Company will have sufficient resources to make the necessary investments or be able to develop and market the products required to maintain its competitive position. See "Business--Product Development."

MANAGEMENT OF GROWTH

  The Company has recently experienced rapid growth. If such growth continues, it may place a strain on the Company's financial, management and other resources. The Company's ability to manage its growth effectively will require it to attract, train, motivate, manage and retain key employees and to improve its operational, financial and management information systems. If the Company is unable to maintain and manage growth effectively, the Company's business, financial condition and results of operations would be adversely affected.

OPPOSING EDUCATIONAL PHILOSOPHIES

  The Company focuses on developing and marketing educational products and services that demonstrate effectiveness through measurable results. This approach, however, is not accepted by all academics and educators, some of whom formulate opinions about the desirability of a particular educational product or service based on philosophical or other concerns rather than the effectiveness of the product. Certain academics and educators are opposed to the principles and methodologies underlying and associated with the Company's products, such as the use of objective standards, standardized testing, computers, and motivational techniques, among others. Some of these philosophical opponents of the Company's products and services have the capacity to influence the market for the Company's products, and such influence could have a material adverse impact on demand for the Company's products and, thus, the Company's business, financial condition and results of operations.

DEPENDENCE ON EDUCATIONAL INSTITUTIONS AND GOVERNMENT FUNDING

  Substantially all of the Company's revenue is derived from sales to educational institutions, individual educators and suppliers thereto. There can be no assurance that educational institutions and/or individual educators will continue to invest in technology-based products and professional development for reading and other curricula or continue to respond favorably to the Company's marketing. The inability of the Company to increase the number of products sold or number of schools served would adversely affect the Company's business, financial condition and results of operations. Because of the Company's dependence on educational institutions, the funding of which is largely dependent on government support, a substantial decrease in government budgets or funding for educational software or technology would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain aspects of government sponsored education initiatives may not endorse, or be complementary to, the principles and methodologies underlying and associated with the Company's products, which could adversely affect the Company's business, financial condition and results of operations.

GEOGRAPHIC CONCENTRATION OF SALES

  A substantial portion of the Company's sales are concentrated in several states, including Texas, Florida, Georgia and North Carolina, which accounted for approximately $2.6 million, $925,000, $766,000 and $657,000 of the Company's net software product sales (excluding IPS software sales) in the first half of 1997. If large numbers of schools or a district controlling a large number of schools in such states were to discontinue purchasing the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected.

HIGHLY COMPETITIVE INDUSTRY

  The K-12 educational technology and professional development markets in which the Company operates are very competitive. The Company competes primarily against more traditional methods of education, training and testing, including pencil and paper testing. In addition, the Company competes with other companies offering educational software products to schools. Existing competitors may continue to broaden their product lines, and potential competitors, including large hardware manufacturers, software developers and educational publishers, may enter or increase their focus on the school market, resulting in greater competition for the Company. There can be no assurance that the Company will continue to be able to market its products successfully or compete effectively in the educational products marketplace. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon the continued active participation of certain key members of management, including Judith Paul and Terrance Paul, the Chairman and Vice Chairman of the Company, respectively. In addition to serving as Chairman of the Company, Ms. Paul is a spokesperson for the Company and coordinates the Company's public relations and customer communication policies. Mr. Paul is primarily responsible for the Company's long-term strategic planning and new product development strategy. Mr. Paul also coordinates the research activities conducted by the Institute. The Company does not have employment agreements with either of these persons and has no current intention of entering into any such employment agreements. Furthermore, the Company has key person life insurance on Mr. Paul. The loss of services of either of these persons would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Directors and Executive Officers."

ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

  The Company's future success will depend, in part, upon its continuing ability to retain the employees, including senior management personnel, who have assisted in the development and marketing of the Company's products and to attract and retain qualified additional employees trained in computer technology, marketing and finance to enhance the Company's product offerings and broaden its operations. There can be no assurance that the Company will continue to be able to attract and retain such personnel. The failure to attract or retain the necessary personnel would have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY; LIMITED BACKLOG; FLUCTUATIONS IN QUARTERLY PERFORMANCE

  The Company's business may experience a certain degree of seasonality due to the budget cycles of the Company's school customers. Further, because products are generally shipped as orders are received, the Company has historically operated with virtually no backlog. Thus, revenues in any quarter are substantially dependent on the quantity of product orders received in that quarter. Seasonal variations in demand may cause significant variations in the Company's results of operations. The Company's overall gross margins fluctuate based upon the mix of product sales and service sales. The Company realizes significantly higher margins on its product sales. The Company's operating margins also fluctuate based upon a number of other factors including, but not limited to, the amount of product development expenditures, the timing of the capitalization of product development expenditures and the timing of certain marketing activities. In addition, during the second half of 1997, the Company will incur a $1.3 million one-time compensation expense (assuming an initial public offering price of $13.00 per share) related to the termination of certain employee benefit plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards certain of its technologies as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws and employee non-disclosure agreements to establish and protect its proprietary rights. Although the Company has filed a patent application which covers the technology developed by IPS to automatically generate and format examinations that include math expressions, the Company does not currently possess any patents or other registered intellectual property rights with respect to its software. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent or deter misappropriation. In addition, while the Company does not believe that its products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, there can be no assurance that a third party will not make a contrary assertion. The cost of responding to such an assertion may be material, whether or not the assertion is validated. The software market has traditionally experienced widespread unauthorized reproduction of products in violation of intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. There can be no assurance that the Company's software products will not experience unauthorized reproduction, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

S CORPORATION DISTRIBUTION; REPAYMENT OF DEBT TO PRINCIPAL SHAREHOLDERS; USE OF PROCEEDS

  Approximately $10.0 million of the net proceeds to the Company from the Offering will be used to fund a dividend to the Company's shareholders of undistributed S corporation earnings. Approximately $5.0 million of the net proceeds will be used to retire the principal and accrued interest on acquisition-related debt owed to the Company's principal shareholders. Accordingly, approximately $15.0 million (45.3%) of the net proceeds from the Offering will be paid to the Company's shareholders. The Company's management will have broad discretion with respect to the application of approximately $9.8 million (29.6%) of the remaining net proceeds of the Offering. See "S Corporation Distribution," "Certain Transactions" and "Use of Proceeds."

CONCENTRATION OF SHARE OWNERSHIP; CONTROL BY PRINCIPAL SHAREHOLDERS/MANAGEMENT

  Upon completion of the Offering, the principal shareholders of the Company, Judith Paul and Terrance Paul, who are also the Chairman and Vice Chairman of the Company, respectively, will beneficially own approximately 77.0% of the outstanding Common Stock. As a result, such principal shareholders will continue to have the ability to control the Company and direct its business and affairs. See "Principal Shareholders."

NO PRIOR MARKET; SHARE PRICE VOLATILITY; DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that a regular trading market will develop after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. See

"Underwriting." Numerous factors, many of which are beyond the control of the Company, may cause the market price of the Common Stock to fluctuate significantly. These factors include announcements of technological innovations, customer orders of new products by the Company and its competitors, earnings releases by the Company and its competitors, market conditions in the industry and the general state of the securities markets. In addition, the timing of orders by the Company's customers may cause quarterly fluctuations of the Company's results of operations which may, in turn, affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Upon completion of the Offering, the Company will have 16,489,594 shares of Common Stock outstanding, of which the 2,800,000 shares sold in the Offering (3,220,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company (as such term as defined under the Securities Act), in which case such shares will be subject to the resale limitations (but not the holding period requirements) of Rule 144 under the Securities Act. The Company and its principal shareholders, who hold in the aggregate 13,685,983 shares of Common Stock, have agreed that they will not, for a period of 180 days from the date of this Prospectus, offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock without the prior written consent of Piper Jaffray Inc. The Company believes that, following the expiration of such 180-day period, 13,651,133 of these shares will be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations. In addition, the Company intends to file a registration statement under the Securities Act to register an aggregate of 1,500,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan, which will, when issued in accordance with such plan, be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations. See "Shares Eligible for Future Sale" and "Management--Executive Compensation--1997 Stock Incentive Plan."

NO PAYMENT OF CASH DIVIDENDS

  The Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

DILUTION TO NEW INVESTORS

  Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $11.51 in the consolidated net tangible book value per share from the assumed initial public offering price of $13.00 per share. See "Dilution."

POSSIBLE ANTITAKEOVER EFFECTS OF CERTAIN ARTICLES AND BY-LAW PROVISIONS AND PROVISIONS OF WISCONSIN LAW

  The Company's Articles of Incorporation and By-Laws, along with Wisconsin statutory law, contain provisions that could discourage potential acquisition proposals and might delay or prevent a change in control of the Company. Such provisions could result in the Company being less attractive to a potential acquiror and could result in the shareholders receiving less for their Common Stock than otherwise might be available in the event of a takeover attempt. See "Description of Capital Stock--Certain Statutory and Other Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share are estimated to be approximately $33.1 million, after deducting the underwriting discount and estimated offering expenses.

  The Company intends to use the net proceeds from the Offering as follows:
(i) approximately $10.0 million will be used to fund a dividend to the Company's shareholders of undistributed S corporation earnings, (ii) approximately $7.0 million will be used to retire the construction financing on the Company's Wisconsin Rapids headquarters (of which $0.2 million is included in current liabilities), the long-term portion of which bears interest at a floating rate equal to LIBOR plus 1.25% and matures on March 1, 2002, (iii) approximately $5.0 million will be used to repay the principal and accrued interest on two loans from the Company's principal shareholders, which loans funded the acquisition of IPS and which each bear interest at the rate of 6.5% per annum and mature on January 2, 1998, and (iv) approximately $1.3 million will be used to make a one-time payment to Company employees pursuant to certain employee benefit plans (assuming an initial public offering price of $13.00 per share). Such payment will give rise to a compensation charge of $1.3 million in the Company's second half of 1997. The balance of the proceeds, estimated to be approximately $9.8 million, will be used for general corporate purposes, including working capital and new product development. Accordingly, approximately $15.0 million (45.3%) of the net proceeds from the Offering will be paid to the Company's shareholders. See "S Corporation Distribution," "Certain Transactions" and "Management--Executive Compensation--Phantom Stock Plans."

  Pending use of the net proceeds from the Offering as described above, the Company intends to invest such proceeds in short-term investment grade securities.

                          S CORPORATION DISTRIBUTION

  Prior to completion of the Offering, ALS, the Institute and IPS were corporations subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (an "S corporation"). As a result, substantially all of the net income of these companies has been attributed, for income tax purposes, directly to their respective shareholders rather than to the applicable company. See Note 7 of Notes to the Company's Financial Statements. The S corporation status of ALS, the Institute and IPS will terminate in connection with the Offering, and the Company will make a final distribution to its existing shareholders of undistributed S corporation earnings.

  Prior to the consummation of the Offering, the Company will declare a dividend to its existing shareholders in an aggregate amount representing all undistributed earnings taxable to its shareholders through the closing of the Offering (the "S Corporation Dividend"). The S Corporation Dividend is estimated to be approximately $10.0 million as of the date of this Prospectus and will be paid by the Company with a portion of the net proceeds received from the Offering. Purchasers of Common Stock in the Offering will not receive any portion of the S Corporation Dividend. See "Use of Proceeds."

                                DIVIDEND POLICY

  The Company intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. For the years ended December 31, 1995 and 1996, and the six months ended June 30, 1997, the Company made S corporation distributions to its shareholders of $3.9 million, $3.5 million and $4.6 million, respectively. In addition, the Company expects to make an S corporation distribution to its shareholders on or before September 15, 1997 of approximately $3.0 million.

                                CAPITALIZATION

  The following table sets forth the actual and as adjusted short-term debt and capitalization of the Company at June 30, 1997. The as adjusted short-term debt and capitalization reflect the sale of 2,800,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $13.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                JUNE 30, 1997
                                                             -------------------
                                                             ACTUAL  AS ADJUSTED
                                                             ------- -----------
                                                               (IN THOUSANDS,
                                                             EXCEPT SHARE DATA)
Short-term debt, including current amounts due under
 construction contract.....................................  $   548   $   350
                                                             =======   =======
Notes payable and long-term debt, including current portion
 ..........................................................  $11,550   $   --
Shareholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares
   authorized, no shares issued and outstanding............      --        --
  Common stock, $0.01 par value, 50,000,000 shares
   authorized, 13,651,133 actual shares issued and
   outstanding, and 16,489,594(1) shares issued and
   outstanding, as adjusted................................      137       165
  Additional paid in capital(1)............................      217    28,708
  Retained earnings........................................    2,016       --
                                                             -------   -------
    Total shareholders' equity.............................    2,370    28,873
                                                             -------   -------
    Total capitalization...................................  $13,920   $28,873
                                                             =======   =======

--------
(1) Includes 38,461 shares to be issued upon closing of the Offering in connection with the Company's acquisition of IPS (assuming an initial public offering price of $13.00 per share). Excludes 1,500,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Incentive Plan, of which 277,846 shares were subject to options outstanding immediately prior to the Offering (assuming an initial public offering price of $13.00 per share). See "Certain Transactions" and "Management--Executive Compensation--1997 Stock Incentive Plan."

                                   DILUTION

  The consolidated net tangible book value of the Company as of June 30, 1997 was $764,000, or $0.06 per share of Common Stock. "Consolidated net tangible book value per common share" represents the amount of (i) the book value of the Company's total consolidated tangible assets, less total consolidated liabilities, divided by (ii) the number of shares of Common Stock outstanding on such date. Without taking into account any changes in consolidated net tangible book value after June 30, 1997, other than to give effect to the sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of the Offering, and the application of the estimated net proceeds therefrom, the pro forma consolidated net tangible book value of the Company as of June 30, 1997 would have been $24.6 million, or $1.49 per share of Common Stock. This represents an immediate increase in consolidated net tangible book value of $1.43 per share of Common Stock to existing shareholders and immediate dilution of consolidated net tangible book value of $11.51 per share of Common Stock to new investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...................... $13.00
     Consolidated net tangible book value per share at June 30,
      1997........................................................ $0.06
     Increase per share attributable to new investors.............  1.43
                                                                   -----
   Pro forma consolidated net tangible book value per share after the
    Offering............................................................   1.49
                                                                         ------
   Dilution per share to new investors.................................. $11.51
                                                                         ======

  The following table summarizes on a pro forma basis as of June 30, 1997 the differences in the total cash consideration paid and the average price per share paid by the existing shareholders and the new investors (assuming an initial public offering price of $13.00 per share) with respect to the 2,800,000 shares of Common Stock to be issued by the Company in this Offering:

                                 SHARES OF COMMON
                                 STOCK PURCHASED   TOTAL CONSIDERATION  AVERAGE
                                ------------------ ------------------- PRICE PER
                                  NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                                ---------- ------- ----------- ------- ---------
Existing shareholders(1)....... 13,689,594   83.0% $   255,000    0.7%  $ 0.02
New investors..................  2,800,000   17.0   36,400,000   99.3    13.00
                                ----------  -----  -----------  -----
    Total...................... 16,489,594  100.0% $36,655,000  100.0%
                                ==========  =====  ===========  =====

--------
(1) Includes 38,461 shares to be issued upon closing of the Offering in connection with the Company's acquisition of IPS (assuming an initial public offering price of $13.00 per share). Excludes 1,500,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Incentive Plan, of which 277,846 shares were subject to options outstanding immediately prior to the Offering (assuming an initial public offering price of $13.00 per share). See "Certain Transactions" and "Management--Executive Compensation--1997 Stock Incentive Plan."

  SELECTED HISTORICAL AND PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)

  The following table sets forth certain historical combined financial and other operating data for the Company as of and for each of the five years ended December 31, 1996 and certain pro forma combined financial data as of and for the year ended December 31, 1996. Also presented are certain historical consolidated financial and other operating data for the Company as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, and certain pro forma consolidated financial data for the six months ended June 30, 1997. The historical combined financial data for the three years ended December 31, 1996 and as of December 31, 1995 and 1996 were derived from the Financial Statements of the Company included elsewhere in this Prospectus and have been audited by Arthur Andersen LLP, independent auditors, as indicated in its report included elsewhere herein. The historical combined financial data for the two years ended December 31, 1993 and as of December 31, 1992, 1993 and 1994, and the historical consolidated financial data for the six months ended June 30, 1996 and 1997 and as of June 30, 1997, were derived from the accounting records of the Company and have not been audited. In the opinion of management, the historical combined financial data for the two years ended December 31, 1993 and as of December 31, 1992, 1993 and 1994, and the historical consolidated financial data for the six months ended June 30, 1996 and 1997 and as of June 30, 1997, include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical combined and historical consolidated financial data presented herein are not necessarily indicative of the results of operations for any future period. The pro forma combined and pro forma consolidated financial data are not necessarily indicative of the results of operations or financial position of the Company had the transactions reflected therein actually been consummated on the dates assumed and are not necessarily indicative of the results of operations for any future period. The financial and other operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                             SIX MONTHS
                                     YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                          ------------------------------------------------ ---------------
                                                                 PRO FORMA
                           1992   1993   1994    1995    1996     1996(1)   1996    1997
                          ------ ------ ------  ------- -------  --------- ------- -------
INCOME STATEMENT DATA:
Net sales:
 Products...............  $3,171 $5,288 $8,088  $11,602 $18,930   $19,611  $ 8,140 $13,744
 Services...............     --     --     163    1,003   3,451     3,451    1,334   2,801
                          ------ ------ ------  ------- -------   -------  ------- -------
   Total net sales......   3,171  5,288  8,251   12,605  22,381    23,062    9,474  16,545
Cost of sales:
 Products...............     429    570    937    1,468   2,329     2,236      966   1,675
 Services...............     --     --     166      595   1,898     1,898      633   1,305
                          ------ ------ ------  ------- -------   -------  ------- -------
   Total cost of sales..     429    570  1,103    2,063   4,227     4,134    1,599   2,980
Gross profit:
 Products...............   2,742  4,718  7,151   10,134  16,601    17,375    7,174  12,068
 Services...............     --     --      (3)     408   1,553     1,553      701   1,497
                          ------ ------ ------  ------- -------   -------  ------- -------
   Total gross profit...   2,742  4,718  7,148   10,542  18,154    18,928    7,875  13,565
Operating expenses:
 Product development....     223    465    358      802   1,555     1,998      494   1,375
 Selling and marketing..     836  1,595  2,551    4,201   6,639     6,892    3,059   4,452
 General and
  administrative........     407    611  1,240    2,090   3,547     3,854    1,384   2,621
 Purchased research and
  development(2)........     --     --     --       --    3,400     3,400      --      --
                          ------ ------ ------  ------- -------   -------  ------- -------
   Total operating
    expenses............   1,466  2,671  4,149    7,093  15,141    16,144    4,937   8,448
Operating income........   1,276  2,047  2,999    3,449   3,013     2,784    2,938   5,117
Other income (expense),
 net....................      22     23     23       13    (155)     (365)      17    (364)
Income tax benefit
 (provision)............     --     --     --       --    1,602     1,780      --   (1,602)
                          ------ ------ ------  ------- -------   -------  ------- -------
Net income..............  $1,298 $2,070 $3,022  $ 3,462 $ 4,460   $ 4,199  $ 2,955 $ 3,151
                          ====== ====== ======  ======= =======   =======  ======= =======
PRO FORMA DATA:
Income before taxes.....                                          $ 2,419          $ 5,121
Net income(3)...........                                            1,440            3,047
Net income per share(4).                                          $  0.11          $  0.22
Weighted average shares
 outstanding(4).........                                           13,651           13,651
OTHER OPERATING DATA(5):
Number of Accelerated
 Reader customer
 schools................   7,000 10,400 14,500   19,500  26,000             23,500  29,700
Number of Accelerated
 Reader book test
 titles.................   1,700  2,800  5,000    7,500  10,000              8,200  12,000
BALANCE SHEET DATA:
Working capital.........  $1,263 $2,098 $2,213   $1,105 $   566                    $ 1,343
Total assets............   1,792  3,063  4,070    4,761  19,855                     20,319
Notes payable and long-
 term debt, including
 current portion........     --     --     --       --   10,450                     11,550
Total equity............   1,621  2,782  3,065    2,613   3,773                      2,370

--------
(1) Reflects the acquisition of IPS as if it occurred on January 1, 1996. Adjustments consist of (i) IPS results for the seven months ended July 31, 1996, (ii) the exclusion of revenues ($744,000) and related costs ($180,000) associated with an IPS contract not acquired in the acquisition, (iii) additional amortization of intangibles ($143,000), (iv) additional interest expense ($268,000) and (v) the income tax effect related to such adjustments ($178,000).
(2) In connection with the acquisition of IPS, $3.4 million of the purchase price was allocated to purchased research and development which was expensed in August 1996. See Note 3 of Notes to the Company's Financial Statements. As a result, net income exceeds income before taxes in 1996 due to the tax benefit recorded by IPS which is primarily related to the expensed purchased research and development. Effective January 1, 1997, IPS elected S corporation status. As a result, the 1997 tax provision represents the write-off of the deferred tax asset associated with IPS when it was a C corporation. The previously recognized deferred tax asset will be reinstated upon the completion of the Offering.
(3) Pro forma net income has been computed as if the Company had been a C corporation rather than an S corporation for income tax purposes, based upon an assumed effective federal and state tax rate of 40.5%. See "S Corporation Distribution."
(4) Pro forma net income per share and weighted average shares outstanding reflect (i) the shares outstanding as of January 2, 1997, reflecting the issuance of shares by ALS to acquire IPS and the Institute and (ii) the
    133.31 for 1 stock split.
(5) Represents the cumulative number of schools to which the Accelerated Reader has been sold at year end and the cumulative number of book test titles available at year end, as indicated.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the information set forth under "Selected Historical and Pro Forma Combined and Consolidated Financial Data" and the financial statements of the Company and IPS and the accompanying notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company is a leading provider of learning information systems to kindergarten through senior high ("K-12") schools in the United States and Canada. The Company's learning information systems consist of computer software and related training designed to improve student academic performance by increasing the quality, quantity and timeliness of performance data available to educators and by facilitating increased student practice of essential skills. The Company's flagship product, the Accelerated Reader, is software for motivating and monitoring increased literature-based reading practice. The Company's learning information system products also include the Standardized Test for Assessment of Reading (S.T.A.R.), a computer-adaptive reading test and database, and the Reading Renaissance program, through which the Company provides professional development training for educators.

  The Company's sales are derived primarily from the sale of software products, software support agreements and training seminars and programs. The Company recognizes revenue from sales of its off-the-shelf software products at the time of shipment to customers. Because software products are generally shipped as orders are received, the Company has historically operated with virtually no backlog. The Company also develops custom software products through its subsidiary, IPS. The Company recognizes revenue from the sale of custom software on the percentage of completion method. The Company records the estimated cost of returns at the time of sale. Service revenue includes both revenue relating to the Reading Renaissance professional development training and revenue from software support agreements for ongoing customer support and product upgrades. The Company recognizes revenue from sales of its training seminars and programs primarily at the time the seminar or training program is conducted. Revenue from software support agreements is reflected as deferred revenue and is amortized ratably over the 24 month term of the maintenance period, which begins after the expiration of the six months of free support included with the purchase of the software. The Company's deferred revenue represents payments received from customers for services still to be rendered.

  Cost of sales consists of expenses associated with sales of software products and training seminars and programs. These costs include (i) personnel-related costs, (ii) costs associated with the manufacture and assembly of the Company's products, (iii) amortization of capitalized software development costs and (iv) an allocation of facilities costs. The Company recognizes significantly higher gross margins on its product sales than on its service sales. As a result, the Company's total gross margin has declined since 1994 as service sales have increased as a percent of net sales.

  The Company expenses all product development costs associated with a product until technological feasibility is established, after which time such costs are capitalized until the product is available for general release to customers. Capitalized product development costs are amortized into cost of sales generally using the straight-line method over two years.

  In August 1996, an affiliate of the Company acquired substantially all of the assets of IPS for $5.0 million plus the assumption of certain liabilities and the obligation to make certain contingent payments which will be satisfied in connection with the Offering. Effective January 2, 1997, all of the outstanding capital stock of IPS was contributed to the Company in return for shares of capital stock of ALS. The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of IPS are included in the combined results of operations of the Company effective as of August 1, 1996. Under the purchase method of accounting, the excess of the purchase price over the fair value of the net assets acquired is considered goodwill. The Company is amortizing the goodwill associated with the acquisition on a straight line basis over seven years. As part of the acquisition, $3.4 million of the purchase price was allocated to purchased research and development which was expensed in August 1996. See "Certain Transactions" and Notes 3 and 5 of Notes to the Company's Financial Statements.

  Immediately prior to completion of the Offering, the Company will terminate certain employee benefit plans and institute the 1997 Stock Incentive Plan. Termination of the plans will result in a one-time additional compensation expense of approximately $1.3 million (assuming an initial public offering price of $13.00 per share) in the second half of 1997. See "Management-- Executive Compensation."

  Upon completion of the Offering, ALS, the Institute and IPS will become C corporations for tax purposes. See "S Corporation Distribution" and Note 7 of Notes to the Company's Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth certain combined and consolidated income statement data as a percentage of net sales, except that individual components of cost of sales and gross margin are shown as a percentage of their corresponding component of net sales:

                                                                   SIX MONTHS
                                                 YEAR ENDED        ENDED JUNE
                                                DECEMBER 31,           30,
                                              -------------------  ------------
                                              1994   1995   1996   1996   1997
                                              -----  -----  -----  -----  -----
Net sales:
  Products...................................  98.0%  92.0%  84.6%  85.9%  83.1%
  Services...................................   2.0    8.0   15.4   14.1   16.9
                                              -----  -----  -----  -----  -----
    Total net sales.......................... 100.0% 100.0% 100.0% 100.0% 100.0%
                                              =====  =====  =====  =====  =====
Cost of sales:
  Products...................................  11.6%  12.6%  12.3%  11.9%  12.2%
  Services................................... 101.9   59.3   55.0   47.4   46.6
    Total cost of sales......................  13.4   16.4   18.9   16.9   18.0
Gross profit:
  Products...................................  88.4   87.4   87.7   88.1   87.8
  Services...................................  (1.9)  40.7   45.0   52.6   53.4
    Total gross profit.......................  86.6   83.6   81.1   83.1   82.0
Operating expenses:
  Product development........................   4.3    6.4    6.9    5.2    8.3
  Selling and marketing......................  30.9   33.3   29.7   32.3   26.9
  General and administrative.................  15.1   16.5   15.8   14.6   15.8
  Purchased research and development.........   --     --    15.2    --     --
                                              -----  -----  -----  -----  -----
Operating income.............................  36.3   27.4   13.5   31.0   31.0
Other income (expense), net..................   0.3    0.1   (0.7)   0.2   (2.2)
                                              -----  -----  -----  -----  -----
Income before taxes..........................  36.6   27.5   12.8   31.2   28.8
Income tax benefit (provision)...............   --     --     7.1    --    (9.7)
                                              -----  -----  -----  -----  -----
Net income...................................  36.6%  27.5%  19.9%  31.2%  19.1%
                                              =====  =====  =====  =====  =====

SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  Net Sales. The Company's net sales increased by $7.0 million, or 74.6%, to $16.5 million in the first half of 1997 from $9.5 million in the first half of 1996. Product sales increased by $5.6 million, or 68.9%, to $13.7 million in the first half of 1997 from $8.1 million in the first half of 1996. The increase in product sales is primarily attributable to (i) the sale of the Accelerated Reader to approximately 3,700 new customer schools, (ii) increased sales of Accelerated Reader test disks to a larger base of Accelerated Reader schools, including the introduction of approximately 3,800 new book titles on Accelerated Reader test disks since June 30, 1996, (iii) revenues from S.T.A.R. for which shipments and recognition of revenue began subsequent to June 30, 1996, and (iv) inclusion of IPS sales commencing August 1, 1996. Sales of Accelerated Reader software and supplemental Accelerated Reader test disks accounted for approximately 69.4% and 56.2% of net sales in the first half of 1996 and 1997, respectively.

  Service revenue, which consists of revenue from sales of training seminars and programs and software support agreements, increased by $1.5 million, or 109.9%, to $2.8 million in the first half of 1997 from $1.3 million in the first half of 1996. This increase is primarily attributable to an increased number of Reading Renaissance training sessions, and, to a lesser extent, additional revenue from software support agreements principally associated with increased new product sales.

  Cost of Sales. The cost of sales of products increased by $710,000, or 73.5%, to $1.7 million in the first half of 1997 from $966,000 in the first half of 1996. As a percentage of product sales, the cost of sales of products remained relatively constant at 12.2% in the first half of 1997 compared to 11.9% in the first half of 1996. The cost of sales of services increased by $672,000, or 106.1%, to $1.3 million in the first half of 1997 from $633,000 in the first half of 1996. As a percentage of sales of services, the cost of sales of services declined to 46.6% in the first half of 1997 compared to 47.4% in the first half of 1996, primarily as a result of decreased costs of delivering training sessions. The Company's overall gross profit margin declined to 82.0% in the first half of 1997 from 83.1% in the first half of 1996 due primarily to increased sales of services, particularly Reading Renaissance training sessions, which have a lower gross margin than the Company's products.

  Product Development. Product development expenses increased by $880,000, or 178.0%, to $1.4 million in the first half of 1997 from $494,000 in the first half of 1996. These expenses increased primarily due to: (i) increased development staff and consulting costs associated with new products, and (ii) the inclusion of IPS's product development costs in the first half of 1997. As a percentage of net sales, product development costs increased to 8.3% in the first half of 1997 from 5.2% in the first half of 1996. The Company anticipates that the total dollar amount of product development costs will increase significantly as the Company extends its product offerings into other areas of the K-12 curriculum.

  Selling and Marketing. Selling and marketing expenses increased by $1.4 million, or 45.5%, to $4.5 million in the first half of 1997 from $3.1 million in the first half of 1996. These expenses increased due to an increase in marketing personnel, participation in more trade shows, the publication of additional catalogs, and increased advertising in publications. However, as a percentage of net sales, selling and marketing expenses decreased to 26.9% in the first half of 1997 from 32.3% in the first half of 1996. This decrease is primarily due to economies of scale associated with significantly increased product sales and service sales.

  General and Administrative. General and administrative expenses increased by $1.2 million, or 89.4%, to $2.6 million in the first half of 1997 from $1.4 million in the first half of 1996. The higher expenses for the first half of 1997 are largely due to increased costs associated with the hiring of additional personnel, including wages and related benefits, and increased costs associated with the Company's new headquarters building. As a percentage of net sales, general and administrative costs increased to 15.8% in the first half of 1997 from 14.6% in the first half of 1996. The Company anticipates that general and administrative expenses will generally decline as a percentage of sales in future periods, excluding the effect of non-recurring charges such as the approximately $1.3 million one-time compensation expense which will be incurred in the second half of 1997.

  Operating Income. Operating income increased by $2.2 million, or 74.2%, to $5.1 million in the first half of 1997 from $2.9 million in the first half of 1996. As a percentage of net sales, operating income remained constant at 31.0% in the first half of 1997 compared to 31.0% in the first half of 1996.

  Interest Expense. In the first half of 1997, interest expense of $369,000 was incurred primarily in connection with loans to finance the acquisition of IPS and the construction of the Company's new corporate headquarters building.

  Income Tax Expense. Income tax expense of $1.6 million was recorded in the first half of 1997. The expense was incurred as a result of IPS electing S corporation status for income tax purposes. The expense represents the write off of the previously recorded deferred tax asset. Immediately after the Offering, ALS, the Institute and IPS will be taxed as C corporations and, consequently, deferred taxes will be reinstated on the Company's financial statements. See Note 7 of the Company's Financial Statements.

YEARS ENDED DECEMBER 31, 1996 AND 1995

  Net Sales. The Company's net sales increased by $9.8 million, or 77.6%, to $22.4 million in 1996 from $12.6 million in 1995. Product sales increased by $7.3 million, or 63.2%, to $18.9 million in 1996 from $11.6 million in

1995. The increase in product sales is primarily attributable to (i) the sale of the Accelerated Reader to approximately 6,500 new customer schools, (ii) increased sales of Accelerated Reader test disks to Accelerated Reader schools, including the introduction of Accelerated Reader test disks covering approximately 2,500 new book titles, and (iii) the introduction of S.T.A.R., which was announced in April 1996 and which the Company began shipping in September 1996. Sales of Accelerated Reader software and supplemental Accelerated Reader test disks accounted for approximately 89.8% and 69.4% of net sales in 1995 and 1996, respectively. Sales of the Company's products through one book distributor contributed significantly to product sales growth in 1996. Sales through this book distributor, as a percentage of net sales, increased from 12.5% in 1995 to 15.2% in 1996. The Company believes this growth represented the maturation of this book distributor's field sales efforts. The Company does not anticipate that sales to schools through this book distributor will significantly increase as a percentage of net sales.

  Service revenue increased by $2.4 million, or 244.0%, to $3.5 million in 1996 from $1.0 million in 1995. This increase is primarily attributable to an increased number of Reading Renaissance training sessions, and, to a lesser extent, additional revenue from software support agreements principally associated with increased new product sales.

  Cost of Sales. The cost of sales of products increased by $862,000, or 58.7%, to $2.3 million in 1996 from $1.5 million in 1995. As a percentage of product sales, the cost of sales of products remained relatively constant at 12.3% in 1996 compared to 12.6% in 1995. The cost of sales of services increased by $1.3 million, or 219.0%, to $1.9 million in 1996 from $595,000 in 1995. As a percentage of sales of services, however, the cost of sales of services decreased to 55.0% in 1996 from 59.3% in 1995, primarily as a result of greater efficiencies in conducting seminars. The Company's overall gross profit margin declined to 81.1% in 1996 from 83.6% in 1995 due primarily to increased sales of services, particularly sales of Reading Renaissance training sessions, which have a lower gross margin than the Company's products.

  Product Development. Product development expenses increased by $753,000, or 93.9%, to $1.6 million in 1996 from $802,000 in 1995. These expenses increased primarily due to the increased development staff and consulting costs associated with new products. As a percentage of net sales, product development costs increased to 6.9% in 1996 from 6.4% in 1995. The Company anticipates that product development costs will increase significantly as the Company expands its product offerings into other areas of the K-12 curriculum.

  Selling and Marketing. Selling and marketing expenses increased by $2.4 million, or 58.0%, to $6.6 million in 1996 from $4.2 million in 1995. These expenses increased due to an increase in the number of marketing personnel, participation in more trade shows, the publication of additional catalogs, and the introduction of the "Model Classroom" program. However, as a percentage of net sales, selling and marketing expenses decreased to 29.7% in 1996 from 33.3% in 1995. This decrease is due primarily to economies of scale associated with significantly increased product sales.

  General and Administrative. General and administrative expenses increased by $1.5 million, or 69.6%, to $3.5 million in 1996 from $2.1 million in 1995. The higher expenses for 1996 are largely due to increased costs associated with the hiring of additional personnel, including wages and related benefits, and the write-down of the net book value of the Company's former headquarters. As a percentage of net sales, however, general and administrative expenses decreased to 15.8% in 1996 from 16.5% in 1995. This decline is primarily due to economies of scale associated with significantly increased product sales.

  Purchased Research and Development. In connection with the acquisition of IPS, $3.4 million of the purchase price was allocated to purchased research and development which was expensed in August 1996.

  Operating Income. Operating income decreased by $436,000, or 12.6%, to $3.0 million in 1996 from $3.4 million in 1995, primarily due to the $3.4 million of purchased research and development expense resulting from the acquisition of IPS. As a percentage of net sales, operating income decreased to 13.5% in 1996 from 27.4% in 1995. Excluding the purchased research and development expense, operating income would have increased by $3.0 million, or 86.0%, to $6.4 million in 1996, or 28.7% of net sales compared to 27.4% of net sales in 1995.

  Interest Expense. In 1996, interest expense of $206,000 was incurred primarily in connection with loans to finance the acquisition of IPS.

  Income Tax Benefit. A tax benefit of $1.6 million was recorded in 1996 relating primarily to the expensing of $3.4 million of purchased research and development. See Note 7 of Notes to the Company's Financial Statements.

YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net Sales. The Company's net sales increased by $4.4 million, or 52.8%, to $12.6 million in 1995 from $8.3 million in 1994. Product sales increased by $3.5 million, or 43.4%, to $11.6 million in 1995 from $8.1 million in 1994. The increase in product sales is primarily attributable to (i) the sale of the Accelerated Reader to approximately 5,000 new customer schools, and (ii) increased sales of Accelerated Reader test disks to Accelerated Reader schools, including the introduction of approximately 2,500 new book titles on Accelerated Reader test disks. The increase in new Accelerated Reader customer schools was largely due to the Company's strategic decision to lower the price of the Accelerated Reader starter kits to accelerate the growth of the installed base and drive demand for supplemental test disks. The growth in new customer sales was also due to increased sales through book distributors. Sales through one book distributor increased to 12.5% of net sales in 1995 from 2.6% of net sales in 1994. Sales of Accelerated Reader software and supplemental Accelerated Reader test disks accounted for approximately 91.9% and 89.8% of net sales in 1994 and 1995, respectively.

  Service revenue increased by $841,000 to $1.0 million in 1995 from $163,000 in 1994, primarily due to the introduction in 1995 of new seminars and expanded training programs for Reading Renaissance. In 1994, the Institute was in a start-up phase. In addition, service revenue for software support agreements began to be recognized in late 1994, which contributed to the increase in service revenue.

  Cost of Sales. The cost of sales of products increased by $530,000, or 56.6%, to $1.5 million in 1995 from $937,000 in 1994. As a percentage of product sales, the cost of sales of products increased to 12.6% in 1995 from 11.6% in 1994, primarily because of the Company's new pricing policy for Accelerated Reader starter and economy kits and the lower gross margin associated with sales through book distributors. The cost of sales of services increased by $430,000, or 259.0%, to $595,000 in 1995 from $166,000 in 1994.
As a percentage of sales of services, however, the cost of sales of services decreased to 59.3% in 1995 from 101.9% in 1994. The Institute was in the start-up phase in 1994 and, as a result, sales of services were not yet profitable. The Company's overall gross profit margin decreased to 83.6% in 1995 from 86.6% in 1994 primarily due to the larger percentage of sales generated by sales of services, particularly sales by the Institute, which have a lower gross margin than the Company's products.

  Product Development. Product development expenses increased by $444,000, or 123.9%, to $802,000 in 1995 from $358,000 in 1994. As a percentage of net sales, product development costs increased to 6.4% in 1995 from 4.3% in 1994. Product development expenses increased in 1995 due to the expansion of in-house product development staff and the costs associated with the development of S.T.A.R.

  Selling and Marketing. Selling and marketing expenses increased by $1.6 million, or 64.7%, to $4.2 million in 1995 from $2.6 million in 1994. As a percentage of net sales, selling and marketing expenses increased to 33.3% in 1995 from 30.9% in 1994. The increase in selling and marketing expenses is due to start-up expenses associated with the Institute, an increase in the number of telemarketing personnel selling the Company's products, increased investment in lead generation to build prospect lists, and the publication of additional quantities of catalogs and newsletters.

  General and Administrative. General and administrative expenses increased by $852,000, or 68.7%, to $2.1 million in 1995 from $1.2 million in 1994. As a percentage of net sales, these costs increased to 16.5% in 1995 from 15.1% in 1994. The higher costs for 1995 compared with 1994 are largely due to increased personnel and occupancy costs as well as start-up expenses associated with the Institute.

  Operating Income. Operating income increased $450,000, or 15.0%, to $3.4 million in 1995 from $3.0 million in 1994. As a percentage of net sales, operating income decreased to 27.4% in 1995 from 36.3% in 1994, primarily due to product development expenses associated with the development of S.T.A.R. and start-up expenses associated with the Institute.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth unaudited combined and consolidated income statement data for each quarter of the Company's last two fiscal years and two most recent fiscal quarters. The unaudited quarterly financial information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, reflects all adjustments (consisting of normal recurring entries) necessary for a fair presentation of the information provided. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                QUARTER ENDED
                         -------------------------------------------------------------------------------------------
                         MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                           1995     1995     1995      1995     1996     1996    1996(1)    1996     1997     1997
                         -------- -------- --------- -------- -------- -------- --------- -------- -------- --------
                                                               (IN THOUSANDS)
Net sales:
 Products...............  $2,524   $2,851   $2,781    $3,446   $3,818   $4,322   $4,949    $5,841   $6,444   $7,299
 Services...............     121      129      258       495      607      728    1,003     1,113    1,369    1,433
                          ------   ------   ------    ------   ------   ------   ------    ------   ------   ------
   Total net sales......   2,645    2,980    3,039     3,941    4,425    5,050    5,952     6,954    7,813    8,732
Cost of sales:
 Products...............     283      335      341       509      456      510      595       768      780      895
 Services...............      80      110      164       241      345      288      522       743      719      587
                          ------   ------   ------    ------   ------   ------   ------    ------   ------   ------
   Total cost of sales..     363      445      505       750      801      798    1,117     1,511    1,499    1,482
Gross profit............   2,282    2,535    2,534     3,191    3,624    4,252    4,835     5,443    6,314    7,250
Operating expenses:
 Product development....     167      235      251       149      227      267      409       652      679      696
 Selling and marketing..     727      928    1,072     1,474    1,567    1,492    1,500     2,080    2,161    2,291
 General and
  administrative........     389      483      522       696      638      746      950     1,213    1,164    1,457
 Purchased research and
  development(2)........     --       --       --        --       --       --     3,400       --       --       --
                          ------   ------   ------    ------   ------   ------   ------    ------   ------   ------
   Total operating
    expenses............   1,283    1,646    1,845     2,319    2,432    2,505    6,259     3,945    4,004    4,444
Operating income........     999      889      689       872    1,192    1,747   (1,424)    1,498    2,310    2,806
Other income (expense),
 net....................      (4)       7        8         2        9        9      (66)     (107)    (167)    (197)
                          ------   ------   ------    ------   ------   ------   ------    ------   ------   ------
Income (loss) before
 taxes..................     995      896      697       874    1,201    1,756   (1,490)    1,391    2,143    2,609
Income tax benefit
 (provision)(3).........     --       --       --        --       --       --     1,467       135   (1,602)     --
                          ------   ------   ------    ------   ------   ------   ------    ------   ------   ------
Net income (loss).......  $  995   $  896   $  697    $  874   $1,201   $1,756   $  (23)   $1,526   $  541   $2,609
                          ======   ======   ======    ======   ======   ======   ======    ======   ======   ======

--------
(1) The Company acquired IPS in August 1996.
(2) In connection with the acquisition of IPS, $3.4 million of the purchase price was allocated to purchased research and development which was expensed in August 1996.
(3) Income tax benefits recorded in 1996 relate to IPS net operating losses while IPS was a C corporation. Effective January 1, 1997, IPS elected S corporation status and wrote off the deferred tax asset associated with the IPS net operating losses.

LIQUIDITY AND CAPITAL RESOURCES

  As of June 30, 1997, the Company had cash and cash equivalents of approximately $2.6 million. Historically, the Company has used cash generated from operations to fund acquisitions of capital equipment, software development and distributions to shareholders. The Company's operating activities provided cash of approximately $3.3 million, $4.1 million, $9.2 million and $4.9 million in 1994, 1995, 1996 and the first half of 1997, respectively. The Company financed the construction of its new facility in Wisconsin Rapids, Wisconsin with bank and contractor financing of approximately $6.9 million. The Company financed the purchase of IPS with loans of approximately $4.7 million and capital contributions of $200,000 from the Company's principal shareholders. Both the financing for the construction of the Wisconsin Rapids facility and the principal and accrued interest on the IPS loans will be repaid from a portion of the estimated net proceeds of the Offering. See "Use of Proceeds."

  The Company has no material commitments with respect to any acquisitions of other businesses, leases or capital expenditures except as described in the Notes to the Company's Financial Statements. The Company believes that its existing sources of liquidity, proceeds from this Offering and anticipated funds from operations will satisfy the Company's projected working capital and capital expenditure requirements for the foreseeable future.

                                   BUSINESS

COMPANY OVERVIEW

  The Company is a leading provider of learning information systems to kindergarten through senior high ("K-12") schools in the United States and Canada. The Company's learning information systems consist of computer software and related training designed to improve student academic performance by increasing the quality, quantity and timeliness of performance data available to educators and by facilitating increased student practice of essential skills. Learning information systems provide to educators benefits similar to those management information systems provide to business managers.

  The Company's flagship product, the Accelerated Reader, is software for motivating and monitoring increased literature-based reading practice. As of June 30, 1997, the Accelerated Reader had been sold to approximately 29,700, or 24%, of the K-12 schools in the United States and Canada. In a survey by Quality Education Data, Inc. ("QED"), the Accelerated Reader was the software product that educators most frequently cited as being used to improve the quality of education in K-12 schools. The Accelerated Reader was also the reading software product most frequently named by educators as used in support of reading and language arts curricula in kindergarten through sixth grade, according to a survey by Education Market Research ("EMR"). Likewise, in a survey by Cahners Research ("Cahners") of schools/librarians that use computerized reading programs, 70% of the respondents cited the Accelerated Reader as the program they used. The Company believes that the Accelerated Reader has achieved this leading market position as a result of its demonstrated effectiveness in improving student reading levels and overall academic performance. The Company's learning information system products also include the Standardized Test for Assessment of Reading (S.T.A.R.), a computer-adaptive reading test and database, and the Reading Renaissance program through which the Company provides professional development training for educators.

  Originally introduced in 1986, the Accelerated Reader administers computer-based multiple choice tests on books popular among students in grades K-12 and provides educators with more than 20 reports from which to monitor the amount and quality of each student's reading practice. Through June 30, 1997, the Company had developed tests on approximately 12,000 books and expects to develop approximately 1,500 additional tests in the second half of 1997. In 1994, the Company began offering Reading Renaissance training seminars to provide educators with professional development training to most effectively use the Accelerated Reader and the information it generates. As of June 30, 1997, approximately 39,500 educators have attended Reading Renaissance training seminars. In 1996, the Company released S.T.A.R. which enables educators to quickly obtain student reading scores statistically correlated to national norms. The results from S.T.A.R. provide educators with a database of statistically accurate reading level information on their students from which they can generate useful reports and adjust instructional strategies accordingly. The Company began marketing S.T.A.R. in the spring of 1996, and by the end of the second quarter of 1997, had sold S.T.A.R. to approximately 4,900 schools. To expand its learning information system product offerings into additional academic areas, in August 1996 the Company acquired IPS, a provider of algorithm-based software for assessment and skills practice in math and science.

INDUSTRY BACKGROUND

  Educators, parents and opinion leaders in the United States are increasingly focusing on improving essential academic skills of students, and, in particular, their reading and math proficiency. President Clinton's emphasis on education in his State of the Union address earlier this year, the Department of Education's Goals 2000 program, the Learning to Read, Reading to Learn campaign, an increase in Title I funding, and the activities of the Education Commission of the States are indicative of this growing focus. While certain aspects of these initiatives may not endorse, or be complementary to, the Company's products, this focus and the resulting initiatives have generally contributed to an increased demand for more effective methods to improve academic performance. The Company believes that the general impact of the Goals 2000 program and programs similar to it is to pressure schools and educators to take action to improve the academic performance of students. Schools have responded to these demands by investing in computers, software and other educational technology, testing and other assessment programs to measure students' progress, and professional development training to help enhance educators' effectiveness in the classroom.

  Based on 1996 data from QED, the K-12 marketplace in the United States consists of approximately 107,500 public and private schools. According to the National Center for Education Statistics, the number of students enrolled in these schools was approximately 51.7 million in 1996 and is expected to increase to 54.6 million by the year 2006. According to QED, K-12 public schools in the United States invested $4.1 billion on educational technologies in 1996. Of this amount, industry sources estimate that approximately $630 million was invested in educational software, which amount is expected to increase to $1.1 billion by the year 2000, representing a 15% compound annual increase. Moreover, according to data obtained from the Software Publishers Association, the installed base of computers in K-12 schools in the United States will grow from approximately 5.5 million units in 1995 to 10.0 million units by the year 2000, a 13% compound annual increase.

  In addition to this increased spending on educational technologies, the Company believes that there is a growing trend towards requiring better assessment of student performance and increased accountability of educators and school systems. At present, 41 states use some form of norm-referenced assessment tool to measure student performance in core curriculum areas. The Company also believes there is a growing trend towards requiring more and better professional development training for educators, as highlighted in the Department of Education's Goals 2000 program.

  The increased public concern over the effectiveness of K-12 schools in teaching essential academic skills and the rapidly growing role of technology in the K-12 marketplace have created an increased demand for technology-based solutions which measure and improve student academic performance and for professional development training which enables educators to effectively implement these solutions. However, few providers of educational technology products have developed tools with demonstrated effectiveness in improving student academic performance because most products (i) provide inadequate feedback useful to educators in tailoring instruction to individual students,
(ii) seek to replace educators by attempting to teach skills rather than support their efforts by encouraging extensive practice on those skills, (iii) compete with existing curricula and instructional methodologies, (iv) fail to maintain student interest and (v) require more advanced technology and/or larger numbers of computers than are typically available in schools. The Company believes there is a growing market demand for technology-based learning information systems that motivate students and achieve measurable results.

THE ADVANTAGE LEARNING SYSTEMS SOLUTION

  The Company develops, markets and supports learning information systems which improve student academic performance by intensifying literature-based reading practice and increasing the quality, quantity and timeliness of information available to educators. Until recently, the Company's products have focused exclusively on improving reading because reading is fundamental to a student's overall academic performance. The Company's flagship product, the Accelerated Reader, administers computer-based multiple choice tests on approximately 12,000 books popular among students in grades K-12. Each test verifies that the student has read and comprehended a book. For each book read, the Accelerated Reader tracks the amount of reading practice by calculating points based on the length and difficulty of the book and the student's performance on the test, and makes these data available to educators through a variety of reports. S.T.A.R., the Company's computer-adaptive reading test and database, supplies educators with norm-referenced reading scores for each of their students typically in 10 minutes or less by selecting test questions based on a student's pattern of previous responses. Because S.T.A.R. can be administered several times per year, it provides educators with a database of reading level information that enables tracking of students' progress through the school year. The Company's Reading Renaissance professional development training combines the Company's learning information systems technology and classroom techniques to improve reading performance by increasing in-school accountable reading practice.

  The Company believes the combination of the Accelerated Reader, S.T.A.R. and Reading Renaissance offers the following key benefits:

  Improved Student Academic Performance. The Company is committed to developing and releasing only those products which have demonstrated effectiveness in improving student academic performance. The Accelerated Reader, coupled with the techniques taught in the Reading Renaissance training program, improves student academic performance by providing educators with an effective system to motivate students to practice reading and encourage students to select longer, more challenging books. Independent studies on the effectiveness of the Accelerated Reader have demonstrated that use of the Accelerated Reader improves standardized test performance in reading. A recent study conducted by the Institute based on publicly available quantitative data confirms this result and indicates that use of the Accelerated Reader improves standardized test performance in other academic subject areas as well, including math, science, social studies and writing.

  Ability to Assess Student Progress. The Accelerated Reader and S.T.A.R. provide educators with timely, accurate information to manage the learning process within their existing curricula. The objective measurement data derived from the Company's products enable teachers to continually monitor students' academic progress and easily identify individual students who may require special attention.

  Suitability for K-12 School Environment. The Accelerated Reader and S.T.A.R. are easy to use by both students and educators and are capable of running on substantially all of the computers and hardware platforms currently found in K-12 schools. Even schools with a limited number of computers can use the Company's products since these products emphasize literature reading by the student and do not require extensive individual time on the computer. In addition, the Accelerated Reader is used in conjunction with books already commonly found in most K-12 school libraries.

  Supportive of Educators. Rather than attempting to teach skills, thereby replacing educators, the Company's products and services provide educators with tools to encourage increased skills practice and to track student academic performance. Due to this focus on practice and measurement, the Company's products complement, rather than compete with, existing curricula and instructional methodologies. As a result, educators remain in control of the learning process.

  Cost-Effective Solution. The cost of the Company's products generally enables schools to purchase such products within their normal budgets. In addition, schools may purchase the Company's products for use in a single classroom, and have the flexibility to acquire additional products for more classrooms as usage increases.

GROWTH STRATEGY

  The Company seeks to establish its products as the de facto standard for facilitating growth in reading ability, and ultimately in other essential academic skill areas in grades K-12. The key elements of this strategy are as follows:

  Add New Customer Schools. The Company intends to increase its market penetration by continuing to add new customer schools. As of June 30, 1997, the Accelerated Reader has been sold to approximately 29,700 K-12 schools, which represents approximately 24% of the total number of schools in the United States and Canada and an approximately 29% increase in the number of schools using the Accelerated Reader over the same period in the prior year. In addition, as of June 30, 1997, S.T.A.R. has been sold to approximately 4,900 K-12 schools. The Company plans to add new customer schools by increasing its direct marketing efforts and extending its strategic alliances.

  Intensify and Expand Use of Products by Existing Customer Schools. The Company intends to intensify and expand the use of its products by existing customers. Although the Accelerated Reader has been sold to approximately 24% of the K-12 schools in the United States and Canada, most schools begin using the product as a supplementary or voluntary program in a small percentage of classrooms, thereby creating the opportunity for the Company to intensify usage in these classrooms and expand usage to other classrooms and other grade levels. The Company's experience has been that increased use of the Accelerated Reader leads to increased sales of supplemental test disks, S.T.A.R. and Reading Renaissance professional development training. To increase the use of its products, the Company continuously develops new book tests, publishes newsletters, catalogs and research relating to the effectiveness of its products, sponsors seminars and maintains communication with customers through its telephone sales force. The Company expects to develop approximately 1,500 additional tests in the second half of 1997.

  Offer New Products in Other Curriculum Areas. The Company intends to develop groups of products similar to its reading products for other areas of the K-12 curriculum. Through its acquisition of IPS, a leading developer of algorithm-based software for assessment and skills practice in math and science, the Company has begun to develop math products similar to the Accelerated Reader and S.T.A.R.

  Expand International Marketing and Sales. The Company intends to expand its international marketing and sales. To date, the Company has marketed and sold the Accelerated Reader in Canada and to several schools in the

United Kingdom, which have begun using it on a pilot basis. In addition, IPS markets and sells Spanish bilingual versions of its math products in the United States and neighboring Spanish-speaking countries. As the Company develops new products, it plans to expand its marketing and sales efforts into other foreign countries.

  Expand Market Presence Through Strategic Alliances. In order to penetrate the K-12 marketplace more rapidly, the Company has established strategic alliances with educational book distributors and publishers. These firms are particularly receptive to such alliances because use of the Company's products in schools encourages, rather than competing with, the sale of books and other products sold by these firms. The Company believes that such firms are under increasing pressure from many customers to offer products supported by the Accelerated Reader. In addition, the Company intends to seek strategic alliances with other firms with an interest in education and literacy.

PRODUCTS

 OVERVIEW

  The Company offers three core products for use in the K-12 marketplace: the Accelerated Reader, S.T.A.R. and Reading Renaissance. Together, these learning information system products improve student academic performance by intensifying literature-based reading practice and increasing the quality, quantity and timeliness of information available to educators. The Company's products historically have concentrated on reading. The Company is expanding its product offerings into math with the Company's acquisition of IPS in August 1996.

  The following table summarizes the Company's primary product offerings and price ranges as of August 25, 1997:

        PRODUCT                        DESCRIPTION                        PRICE RANGE

  Accelerated Reader  Reading practice management software;          $399-$2,999
                      available in Starter Kits (150-200 book
                      tests), Economy Kits (includes 850-1,000
                      book tests, Enhanced Support Plan for the
                      Accelerated Reader and a voucher to attend a
                      one-day Reading Renaissance training
                      seminar) or Super Kits (includes the
                      Accelerated Reader Economy Kit, S.T.A.R.
                      schoolwide kit and Enhanced Support Plan for
                      S.T.A.R.)
------------------------------------------------------------------------------------------
  Accelerated Reader  Computer disks containing supplemental tests   $52-$76
  supplemental test   on additional books to expand Starter,
  disks               Economy or Super Kits (approximately 50
                      tests per disk); currently 12,000 tests
                      available
------------------------------------------------------------------------------------------
  S.T.A.R.            Computer-adaptive reading test and database    $399-$1,499
------------------------------------------------------------------------------------------
  Enhanced Support    Two-year contracts for telephone support of    $149-$249 initial
  Plans ("ESP")       software (available for the Accelerated        (also included in
                      Reader and S.T.A.R.)                           certain Accelerated
                                                                     Reader kits); $149-
                                                                     $199 renewal
------------------------------------------------------------------------------------------
  Reading Renais-     Professional development training for          Scheduled seminars,
  sance               educators; delivered through scheduled         $109-$545 per attend-
                      seminars and school sponsored events           ee; sponsored events,
                                                                     $1,500-$20,000 per
                                                                     event
------------------------------------------------------------------------------------------
  Math and Science    Off-the-shelf and custom math and science      $295 for off-the-
  Products            test and worksheet generators, and student     shelf
                      objective and achievement databases            products; $5,000-
                                                                     $40,000 per project
                                                                     for custom products
------------------------------------------------------------------------------------------
  Other Related       Video and printed training materials,          Varies
  Products            graphics and motivational items

-------------------------------------------------------------------------------

 THE ACCELERATED READER

  The Accelerated Reader is a learning information system for motivating and monitoring increased literature-based reading practice. As of June 30, 1997, the Accelerated Reader has been sold to approximately 29,700 K-12 schools in the United States and Canada and, according to a survey published by EMR in the fall of 1995, is the reading software product most frequently named by educators as used in support of reading and language arts curricula in kindergarten through sixth grade. EMR is an independent research organization that conducts research and publishes studies on education. The EMR survey was not commissioned by the Company and was obtained from EMR for $495. In addition, according to a survey published by QED in December 1994, the Accelerated Reader is one of the products that educators most frequently cite as being used to improve the quality of education in K-12 schools. QED is an independent company which collects and maintains information on educators. The QED survey was not commissioned by the Company and was obtained free of charge from QED. Likewise, in a survey sponsored by the School Library Journal and conducted by Cahners in March 1997, of schools/librarians that use computerized reading programs, 70% of the respondents cited the Accelerated Reader as the program they used. The School Library Journal is a publication of the American Association of School Librarians and Cahners is a publishing and market research firm. Neither the School Library Journal nor Cahners is affiliated with the Company. The Cahners study was not commissioned by the Company and the information contained therein was published in the School Library Journal and acquired free of charge by the Company. The Accelerated Reader has received numerous awards and recognition, including the Association for Supervision and Curriculum Development's "Only the Best" designation.

  The Accelerated Reader is designed to be very easy to use by students and educators alike. A student selects a book from a list of books for which the school has an Accelerated Reader test at an appropriate reading level and reads the book. The student then takes a multiple choice test on a computer. The questions contained in the tests are carefully drafted to ensure that a student who has thoroughly read a book at the appropriate level will pass. For each book read, the Accelerated Reader tracks the amount of reading practice achieved by calculating points based on the length and difficulty of the book and the student's performance on the test. The information generated from this process--titles read, percent of comprehension and amount of reading done-- creates a database of student reading achievement. From this database, the Accelerated Reader generates more than 20 different reports from which educators can monitor the amount and quality of reading practice for each of their students and easily identify individual students who may require special attention. The Company currently has a library of more than 12,000 computerized book tests. The Company developed approximately 2,500 tests in 1996 and expects to develop approximately 1,500 additional tests in the second half of 1997. Titles on disk are organized by reading level and subject matter. Continued usage of the Accelerated Reader creates demand for additional tests, S.T.A.R., Reading Renaissance training and related products. In addition, the Company has begun to develop a Spanish/English version of the Accelerated Reader for bilingual students. The Company is also completing development of AR BookGuide, a database listing of all books covered by Accelerated Reader tests, in a format allowing searches by author, reading level, topic and other variables to facilitate creation of custom book lists for students and for ordering additional tests.

 STANDARDIZED TEST FOR ASSESSMENT OF READING (S.T.A.R.)

  S.T.A.R. is a computer-adaptive reading test which the Company believes is the first software to provide reading scores statistically correlated to national norms in ten minutes or less at the computer. S.T.A.R. administers a series of multiple choice questions for which students choose the best word to complete each sentence. S.T.A.R. adapts itself to each student's reading level by applying a proprietary branching logic which evaluates the pattern of the student's answers to determine the level of difficulty required for subsequent questions. The results from this test provide educators with a database of statistically accurate reading level information on their students from which they can generate useful reports and adjust instructional strategies accordingly. S.T.A.R. is easy to use and can be administered several times per year. The Company announced S.T.A.R. in the spring of 1996 and started shipping it to customers in the fall of 1996. As of June 30, 1997, S.T.A.R. has been sold to approximately 4,900 schools. In 1997, Media & Methods magazine, a professional journal for instructional technology educators, selected S.T.A.R. as an Awards Portfolio Winner in its annual competition to determine the best education equipment, resources and system products. Because of its repeated successes in this competition, the Company has been inducted into Media & Methods' "Hall of Fame," in recognition of the Company's status as "a consistent provider of superior quality educational products."

 ENHANCED SUPPORT PLANS

  The Company offers Enhanced Support Plans which provide users of the Accelerated Reader and S.T.A.R. access to telephone support beyond the six-month period of support included with the purchase of the software, and other benefits such as free or reduced-cost upgrades. Packaged with some kits and also sold as add-ons, ESPs entitle educators to expert help resolving questions regarding technical problems with Company products, networks, and other software interacting with Company products.

 READING RENAISSANCE

  The Reading Renaissance program provides educators with professional development training to most effectively use the Accelerated Reader, S.T.A.R. and the learning information they generate. This training combines technology and classroom techniques to increase in-school accountable reading practice. Through the Institute, the Company offers a variety of Reading Renaissance seminars and workshops, including one- to three-day scheduled training programs, which are conducted throughout the year at various hotel locations in the United States, and on-site training programs pursuant to which the Institute's training staff visit an individual school, school district or region to conduct a seminar or workshop. The Institute's training staff consists of 36 presenters, most of whom are K-12 educators who use the Reading Renaissance techniques in their own classrooms. Since its inception in late 1993, the Institute has trained approximately 39,500 educators, of whom approximately 22,000 were trained in 1996.

  To encourage educators who have completed Reading Renaissance training to implement the methodology fully, the Institute in 1995 initiated the "Model Classroom" certification program. This program recognizes educators who meet certain objective implementation standards related to the amount of accountable reading among students, regular diagnosis and intervention with at-risk students, and other key variables. As of August 25, 1997, the program has received approximately 2,800 applications and certified 982 "Model Classroom" teachers, and 36 "Model Schools" in which the majority of classrooms have "Model Classroom" teachers.

  The Company also produces videotapes and manuals to be used in conjunction with its training programs. Further, through the Institute, the Company conducts research on best practices, performs field validation of techniques, and gathers information to guide the development of the Company's learning information systems.

 MATH AND SCIENCE PRODUCTS

  Through its subsidiary, IPS, the Company develops algorithm-based software for assessment and skills practice in math and science. IPS has a proprietary library of more than 20,000 algorithms, each capable of generating virtually unlimited variations of specific math and science problems. These algorithms are incorporated into off-the-shelf software for sale to educators and custom software developed primarily for educational textbook publishers and school districts. Current products include Objective Tracker and MathCheck. Objective Tracker is a test and worksheet generator which allows educators, schools and school districts to specify precise academic objectives and track the attainment of those objectives for each student. Objective Tracker is available in both off-the-shelf and custom forms. The Company has begun to use IPS products as a basis for developing math products similar to the Accelerated Reader and S.T.A.R.

 OTHER RELATED PRODUCTS

  The Company sells other products to support its primary products, including video and printed training materials, graphics and motivational items.

PRODUCT DEVELOPMENT

  The Company believes that continued investment in product development is required to remain competitive in the K-12 marketplace. The Company invests continuously in the development of new products, enhancement of existing products and development of tools to increase the efficiency of product development. For the years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997, the Company expended approximately $598,000, $919,000, $1.9 million and $1.3 million, respectively, on product development (including amounts capitalized).

  As of June 30, 1997, the Company employed 34 persons dedicated to product development and software design. The Company expects this number to increase in the next year. The Company's product development staff has a high level of expertise in learning information theory, test writing, interface design, software engineering, quality assurance and technical writing.

  The Company generates new product concepts which it believes will help educators improve student academic performance, based on the Company's understanding of learning information theory and the need for practice of essential academic skills. These product concepts are then refined based on feedback from its customers, which the Company continuously solicits and incorporates throughout the new product development process. Based on the refined product concepts, product proposals are then formulated by the product development group and reviewed by management to determine which should be developed into prototypes. The product development and software design groups collaborate to create the prototypes, which are then tested in customer schools. From this market testing, the Company creates product specifications. However, before beginning production, management makes a final evaluation of each new product to determine that it is both desired by educators and effective in meeting their needs. The Company also continuously expands its library of book tests by creating supplemental Accelerated Reader test disks and creates new algorithms and algorithm libraries for MathCheck and Objective Tracker.

  The Reading Renaissance professional development training program was originally developed, and is continually refined, through field experience with the Accelerated Reader and research by the Institute staff. Through the Institute, the Company conducts research into effective education techniques related to the Company's products and services. This research provides the staff with a standard against which to develop and refine training programs to help educators accelerate learning.

SALES, MARKETING AND DISTRIBUTION

  The Company markets its products primarily to individual educators in the K-12 market, including teachers, school librarians and principals. The Company is also beginning to market its products to entire schools and school districts. The Company's sales and marketing strategy consists primarily of direct marketing to potential and existing customers. The Company uses a variety of lead generating techniques, including trade shows, advertisements in educational publications, direct mail, Web sites and referrals. Once product literature has been forwarded to a current or potential customer, one of the Company's in-house staff of 31 telephone sales representatives contacts the customer to answer questions and, ultimately, direct the customer to a purchase. Having an in-house sales force affords the Company better control over its marketing efforts.

  In addition, the Company currently has resale arrangements with five U.S. and two Canadian book distributors which are authorized to sell the Accelerated Reader to their customers. Sales to Perma-Bound, a division of Hertzberg-New Method, Inc. ("Perma-Bound"), accounted for 2.6%, 12.5%, 15.2% and 13.6% of the Company's net sales in 1994, 1995, 1996 and the first half of 1997, respectively. The Company believes this growth represented maturation of Perma-Bound's field sales efforts and anticipates that, as a percentage of net sales, sales to schools through Perma-Bound will not significantly increase. Under these resale arrangements, distributors take orders which are then filled by the Company. This control over product shipment ensures premium customer service and retention of customer contacts for future marketing and sales opportunities.

  In addition to the book distributors which resell the Company's products, approximately 14 other book distributors and publishers promote the sale of the Accelerated Reader by publishing special catalogs that advertise book sets assembled specifically for Accelerated Reader test disks. Further, 31 distributors and publishers have engaged the Company to create test disks to support their product lines. The Company retains the proprietary rights to all tests created. The Company intends to seek additional strategic alliances with book distributors and publishers and to use alliances formed by IPS to expand its base of strategic partners to sell its products. Furthermore, the Company plans to continue to develop other cross-marketing arrangements with third-party firms selling non-competing products into the education market.

  The Company believes it maintains a very high level of customer satisfaction. Historically, the Company has experienced less than a 2% rate of return for its products.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

  Most of the Company's customers have low levels of computer knowledge and do not have any technical support on-site to assist them. The Company therefore provides a variety of customer and technical support services to purchasers of its software products. In order to provide the level of customer service that results in a consistently high level of customer satisfaction, the Company employs an experienced staff of technical service representatives who are capable of answering technical questions relating to the Company's software products, regardless of platform, as well as questions regarding hardware and networks. Two full-time computer programmers support the telephone service representatives by helping to answer customer questions by recreating the customer's problem in the Company's simulation laboratory.

PRODUCTION

  Currently, all of the Company's software products are distributed on diskettes, except for AR BookGuide which will be distributed on CD-ROM. The Accelerated Reader and S.T.A.R. disks are duplicated and packaged at Company headquarters, with the exception of Apple II disks which are produced by a third-party contractor. Other related products, including videotapes, books, graphics and motivational items, are purchased from third-party vendors. IPS's math and science custom software products are produced at its offices in Vancouver, Washington and provided to customers in master form which allows the customer to duplicate the software. IPS's off-the-shelf products such as MathCheck are also produced by in-house staff, but duplicated by a third-party contractor.

COMPETITION

  The K-12 educational technology and professional development markets in which the Company operates are very competitive. The Company competes primarily against more traditional methods of education, training and testing, including pencil and paper testing. In addition, the Company competes with other companies offering educational software products to schools, including larger companies with greater resources than the Company, such as International Business Machines Corporation, Apple Computer, Inc., Broderbund Software, Inc., and The Learning Company, Inc. The Company also competes with certain other companies, including The Electronic Bookshelf Inc. and Booksharp, which offer software products which are more directly competitive with the products offered by the Company. Many other companies, including Microsoft Corp. and Walt Disney Co., provide educational software products which the Company believes are not marketed primarily to schools. While the Company's existing competitors may broaden their product lines, and potential competitors, including large hardware manufacturers, software developers and educational publishers, may enter or increase their focus on the school market, the Company believes it is well positioned to continue to compete favorably in the markets in which it participates.

INTELLECTUAL PROPERTY

  The Company regards certain of its technologies as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws and employee non-disclosure agreements to establish and protect its proprietary rights. Although the Company has filed a patent application which covers the technology developed by IPS to automatically generate and format examinations that include math expressions, the Company does not currently possess any patents or other registered intellectual property rights with respect to its software. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent or deter misappropriation. The Company believes that factors such as the technological and creative skills of its personnel and the quality of the content of its products may be more important in establishing and maintaining a leadership position within the industry than are the various legal protections of its technology, but that such legal protections may also be a part of the Company's long-term strategy.

  While the Company believes that its products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties, as the number of software products in the educational technology industry increases and the functionality of these products begins to overlap, software developers may become increasingly subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products, trademarks or other Company works or that any such assertion may not require the Company to enter into royalty arrangements or result in costly litigation.

  The software market has traditionally experienced widespread unauthorized reproduction of products in violation of intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. While the Company electronically codes its software products to protect against unauthorized copying and use, there can be no assurance that the Company's software products will not experience unauthorized reproduction.

EMPLOYEES

  As of June 30, 1997, the Company had 274 full and part-time employees. The Company believes its relations with employees are good. None of the Company's employees is represented by a union or subject to collective bargaining agreements.

PROPERTIES

  The Company owns a 125,000 square foot facility in Wisconsin Rapids, Wisconsin which was completed in December 1996. Approximately one-third of the Wisconsin Rapids facility is currently occupied. The Company leases its former office facility in Wisconsin Rapids, Wisconsin under a two year lease which expires in June 1999, and which provides the tenant with an option to purchase the property. The Institute leases 10,000 square feet of office space in Madison, Wisconsin, which lease expires in April 2000. IPS leases 3,000 square feet of office space in Vancouver, Washington, which lease expires in January 1999. While the Company believes its facilities are adequate for its current operations, the Company anticipates leasing additional office space in Madison and Vancouver during the next 12 to 18 months.

BACKLOG

  Because ALS generally ships products as orders are received, it has historically operated with very little or no backlog. The Institute and IPS, however, operate in the normal course of business with backlogs. As of June 30, 1997, the Institute and IPS had backlogs which aggregated approximately $1,383,000 and $446,000, respectively. With respect to the Institute, approximately $1,334,000 of this backlog is expected to be eliminated by the end of 1997, with the remaining amount eliminated by the end of February 1998. With respect to IPS, all of the backlog that existed as of June 30, 1997 is expected to be eliminated by the end of 1997.

LEGAL PROCEEDINGS

  The Company is involved from time to time in litigation incidental to its business. The Company is not currently a party to any litigation.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company as of August 25, 1997 are:

       NAME         AGE                POSITION WITH THE COMPANY
------------------  --- --------------------------------------------------------
Judith A. Paul....   50 Chairman of the Board
Terrance D. Paul..   50 Vice Chairman of the Board
Michael H. Baum...   50 Chief Executive Officer and Director
John R. Hickey....   41 President and Director
Timothy P. Welch..   55 Director
Richard W. Fickey.   57 Secretary and Vice President, Finance and Administration

  Judith A. Paul is the co-founder of the Company and has been Chairman of the Board of Directors since 1986. In addition to her continuing and active involvement in the daily operations of the Company, including serving as the Company spokesperson and coordinating the Company's public relations and customer communication policies, Ms. Paul has published 101 Ways to Motivate Students to Read (1995), The Family Reading Night Kit (1996) and The Literacy Partnership Kit (1997). Ms. Paul holds a bachelors degree in elementary education from the University of Illinois.

  Terrance D. Paul is the co-founder of the Company and has been Vice Chairman of the Board of Directors since July 1996. Mr. Paul is primarily responsible for the Company's long-term strategic planning and new product development strategy. Mr. Paul also coordinates the research activities conducted by the Institute. From November 1995 until July 1996, Mr. Paul served as the Company's Chief Executive Officer. From January 1992 until August 1993 and again from September 1994 until November 1995, Mr. Paul served as President of the Company. For the 12 years prior to 1992, Mr. Paul was President of Best Power Technology, a manufacturer of uninterruptible power supplies. Mr. Paul is the author of several publications, including How to Create World-Champion Readers (1993), Patterns of Reading Practice (1996) and The New Technology of Learning Information Systems (1997). He is also the general editor of Fundamentals of Reading Renaissance (1994-1996), the textbook used in seminars on reading improvement by the Institute. Mr. Paul holds a law degree from the University of Illinois and an MBA from Bradley University. Terrance Paul is Judith Paul's husband.

  Michael H. Baum has been Chief Executive Officer of the Company since July 1996. Mr. Baum served as President of the Company between November 1995 and June 1996. From September 1994 until November 1995, Mr. Baum served as the Managing Director of the Institute and from June 1994 until September 1994, he served as the Director of Educational Consulting for the Institute. From 1984 until June 1994, Mr. Baum held a variety of positions with Francorp, Inc., an international management consulting firm based in Chicago, his last position being that of Executive Vice President, which he held from September 1991 until June 1994. Mr. Baum holds a bachelors degree and a masters degree in teaching from Yale University and an MBA from Northwestern University.

  John R. Hickey has been President of the Company since July 1996. From January 1996 until June 1996, Mr. Hickey served as Executive Vice President of R.F. Technologies, Inc., a manufacturer of protection devices, and from September 1995 until December 1995, he served as Executive Vice President of Liebert Corporation (a subsidiary of Emerson Electric), a manufacturer of uninterruptible power supplies. From January 1989 until June 1995, Mr. Hickey held various senior management positions with Best Power Technology, including Executive Vice President of Operations, Senior Vice President of Sales and Marketing and Vice President-International. In addition, Mr. Hickey spent approximately ten years with Briggs and Stratton, a manufacturer of air-cooled gasoline engines for outdoor power equipment, headquartered in Milwaukee, Wisconsin. While at Briggs and Stratton, Mr. Hickey served in various management positions, eventually rising to the position of the Director of International Sales and Finance Administration, a position he held from October 1985 until January 1989. Mr. Hickey holds a bachelors degree in international business from the University of Wisconsin.

  Timothy P. Welch is the founder of the predecessor to IPS. Since June 1997, Mr. Welch has served as a consultant to IPS. From August 1996 until June 1997, Mr. Welch served as the Chief Executive Officer of IPS, and for the 15 years prior thereto, he served as the President of its predecessor. Mr. Welch is also the founder and Chief Executive Officer of Curriculum Technologies, Inc., a firm specializing in multi-media compact disc development for the adult literacy and English as a second language markets. Mr. Welch holds a bachelors degree in journalism from the University of Wisconsin.

  Richard W. Fickey joined the Company as Secretary and Vice President of Finance and Administration in January 1997. Prior to that, Mr. Fickey was employed by Rapid Signs, a sign company which he founded in 1991, and Independent Systems Consultants, a partnership that provides management and information systems consulting services, which he co-founded in 1992. For the 24 years prior thereto, Mr. Fickey was employed by Great Northern Nekoosa, a paper manufacturer, in various positions including, most recently, Treasurer and Vice President of Administration of the Nekoosa Papers division. Mr. Fickey holds a bachelors degree in industrial engineering from Iowa State University and an MBA from the University of Wisconsin.

  The Company will add two independent directors to its Board of Directors (the "Independent Directors") concurrently with the completion of the Offering. Information concerning these directors, Messrs. Akins and Grunewald, is set forth below.

  Perry S. Akins will be joining the Board of Directors concurrently with the completion of the Offering. From 1966 to the present, Mr. Akins has been employed by ELS Educational Services, Inc. ("ELS") (formerly known as Washington Educational Research Associates, Inc.) in various capacities. He is currently the President of ELS and has served in that position since 1977. ELS teaches English as a second language to students and professionals at its various ELS Language Centers in the United States and abroad. ELS also publishes and distributes English as a second language materials worldwide. Mr. Akins holds a bachelors degree in Russian language and history and a masters degree in education with a minor in Russian language from Southern Illinois University.

  John H. Grunewald will be joining the Board of Directors concurrently with the completion of the Offering. From September 1993 to January 1997, Mr. Grunewald served as the Executive Vice President, Chief Financial Officer and Secretary of Polaris Industries Inc., a manufacturer of snowmobiles, all-terrain vehicles and personal watercraft. From June 1977 until June 1993, Mr. Grunewald served as the Vice President of Finance, Chief Financial Officer and Secretary of Pentair, Inc., a diversified manufacturing company. Mr. Grunewald currently serves as a director of the Nash Finch Company, a wholesale food distributor, Braun Engineering, an environmental engineering company, and Hydrobikes, Inc., a manufacturer of recreational water bikes. Mr. Grunewald also serves as the Chairman of the Board of Rise, Inc., a charitable institution providing occupations for handicapped and disabled children, and as a member of the Board of Governors of the Bethel College Foundation. Mr. Grunewald holds a bachelors degree in business from St. Cloud State University and an MBA in business finance from the University of Minnesota.

  Directors of the Company are elected at the annual shareholders' meeting to serve until the next annual meeting of shareholders or until their respective successors are elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. Terrance and Judith Paul are husband and wife. There are no other family relationships among any of the directors or officers of the Company. Pursuant to his employment agreement with IPS, Timothy Welch has agreed to serve on the Board of Directors of both IPS and ALS, subject to shareholder approval, for the term of the agreement. See "-- Management Employment Agreement."

  After the Offering, the Board of Directors will establish two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee will recommend the appointment of auditors and oversee the accounting and audit functions of the Company. The Compensation Committee will determine executive officers' compensation and will administer the Company's executive compensation plans, including the 1997 Stock Incentive Plan. Messrs. Akins and Grunewald will comprise both the Audit Committee and the Compensation Committee.

  Each director of the Company who is not an employee of the Company will receive $1,000 for each meeting of the Board of Directors attended and $500 for each committee meeting attended, plus out-of-pocket expenses incurred in connection with attendance at such meeting. In addition, concurrently with the completion of the Offering, each non-employee director will receive options to purchase a total of 5,000 shares of Common Stock at the initial public price per share, which options will vest 50% after one year and 50% after two years. The Company will grant an additional 3,000 shares to each such director at the conclusion of each of the first and second years of service with the Company (i.e., 6,000 shares total per director), both of which grants will have two year vesting schedules. These options will be granted pursuant to the 1997 Stock Incentive Plan. See "--1997 Stock Incentive Plan."

  The Company currently maintains key person life insurance on Messrs. Paul, Baum and Hickey in the amount of $5.0 million, $1.0 million and $500,000, respectively.

EXECUTIVE COMPENSATION

  Summary Compensation Information. The following table sets forth all cash compensation paid or accrued for services rendered to the Company for the year ended December 31, 1996 to the Company's Chief Executive Officer and the other executive officers whose salary and bonus exceeded $100,000 (collectively, the "named executives"):

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL     LONG TERM
                                         COMPENSATION COMPENSATION
                                         ------------ ------------
                                                        PAYOUTS
                                                      ------------
     NAME AND                                             LTIP        ALL OTHER
 PRNCIPAL POSITIONI                         SALARY      PAYOUTS    COMPENSATION(1)
------------------                       ------------   -------    ---------------
   Judith A. Paul
    Chairman of the Board...............   $156,184         --         $5,230
   Terrance D. Paul
    Vice Chairman of the Board..........    156,184         --          5,969
   Michael H. Baum
    Chief Executive Officer.............    141,080      $1,849         5,587

--------
(1)  Reflects 401(k) plan matching amount paid by the Company.

  Compensation Committee Interlocks and Insider Participation. For the year ended December 31, 1996, the Company did not have a compensation committee. However, Judith Paul, Terrance Paul and Michael Baum participated in deliberations concerning executive officer compensation.

  Management Employment Agreement. On August 1, 1996, IPS entered into an Employment Agreement (the "Employment Agreement") with Timothy Welch in connection with the Company's acquisition of substantially all of the assets of the IPS business. See "Certain Transactions." Pursuant to such agreement, Mr. Welch agreed to serve as IPS's Chief Executive Officer and to serve as a member of the Board of Directors of both IPS and ALS, subject to shareholder approval, for the term of his Employment Agreement. The Employment Agreement has a term of two years and provides for an annual salary of $125,000, which may be increased but not decreased during the term of the agreement. Effective June 1, 1997, Mr. Welch resigned as Chief Executive Officer of IPS; however, the Employment Agreement has not been terminated and Mr. Welch remains as a director of the Company. Mr. Ric Rocca, who previously served as the Sales and Marketing Manager of IPS, succeeded Mr. Welch as Chief Executive Officer of IPS. Mr. Welch is also entitled to receive such other benefits generally available to executive employees of IPS. Mr. Welch is also entitled to receive deferred compensation under certain employee benefit plans adopted by ALS and the Institute and to participate in such stock-based incentive plans as the Company may adopt, including the 1997 Stock Incentive Plan. As of June 30, 1997, Mr. Welch has been awarded an aggregate of 100 shares of phantom stock under the terms of the phantom stock plans adopted by ALS and the Institute, for which he will receive a cash payment from the Company following the Offering of approximately $110,000 (assuming an initial public offering price of $13.00 per share). See "--Phantom Stock Plans." In addition, pursuant to the Employment Agreement, Mr. Welch has agreed not to compete with ALS, IPS or the Institute during his employment and for a period of two years following termination of his employment and has agreed to maintain as confidential the Company's proprietary information and trade secrets. IPS and Mr. Welch may each unilaterally terminate the Employment Agreement under certain circumstances upon 30 days written notice to the other party.

  1997 Stock Incentive Plan. The Board of Directors of the Company has adopted the 1997 Stock Incentive Plan (the "Stock Incentive Plan") to provide officers and other key employees of the Company and its subsidiaries, as well as Independent Directors, with additional incentives by increasing their proprietary interest in the Company. An aggregate of 1,500,000 shares of Common Stock is subject to the Stock Incentive Plan, of which a maximum of 750,000 are subject to incentive stock options. In addition, no one person may receive options or rights over more than 750,000 shares during the term of the Stock Incentive Plan.

  The Stock Incentive Plan permits the Company to grant awards in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options), stock appreciation rights and restricted shares of Common Stock (individually, an "Award" and collectively, "Awards"). All stock options awarded under the Stock Incentive Plan will be granted at an exercise price of no less than fair market value of the Common Stock on the date of grant. No Award may be granted under the Stock Incentive Plan after March 28, 2007.

  The Stock Incentive Plan will be administered by the Compensation Committee of the Board, which will have exclusive authority to grant Awards under the Stock Incentive Plan and to make all interpretations and determinations affecting the Stock Incentive Plan. The Compensation Committee will have the discretion to determine the individuals to whom Awards are granted, the amount of such Award, any applicable vesting schedule and other terms of any Award. In the event of any changes in the capital structure of the Company, the Compensation Committee will make equitable adjustments to outstanding Awards so that the net value of the Award is not changed. Any unvested Awards will vest upon the occurrence of a Change in Control of the Company (as defined in the Stock Incentive Plan).

  The Company anticipates that prior to the Offering, it will have outstanding options to purchase a total of approximately 277,846 shares of Common Stock (assuming an initial public offering price of $13.00 per share) exercisable at the initial public offering price. The vesting schedule for employees is 25% per year with each option being fully exercisable four years from the date of grant. The Company has not granted any other Awards under the Stock Incentive Plan as of the date hereof.

  Phantom Stock Plans. Prior to this Offering, ALS and the Institute each had in place a phantom stock plan (the "ALS Plan" and the "Institute Plan," respectively) for the benefit of certain employees. In 1996, Mr. Baum received an award of 50 shares of phantom stock under the plans. Under each plan, each share of phantom stock granted entitles the owner of such share to an annual payment equal to 0.001% of the respective company's net profits before taxes. Upon the occurrence of certain "triggering events," including the effectiveness of a registration statement filed in connection with an initial public offering of common stock, each share of phantom stock granted to employees of the affected company is entitled to payment equal to 0.001% of the difference between the fair market value and the book value per share of such company as of the end of the month preceding the triggering event. Although the effectiveness of the registration statement relating to the Offering is a triggering event under the ALS Plan, it is not a triggering event under the Institute Plan. Nevertheless, pursuant to authority granted to it under the terms of each plan, the Board of Directors of the Company determined that it would be in the best interests of employees to terminate the Institute Plan concurrently with the ALS Plan, and amend the ALS Plan to provide for payments based on the fair market value of the Company. In connection with such determination, the Company will make appropriate payments to all covered employees and institute the 1997 Stock Incentive Plan. As a result, approximately $1.3 million will be paid out under the plans, and, of this amount, Messrs. Baum, Hickey, Welch, and Fickey will receive approximately $264,000, $176,000, $110,000 and $22,000, respectively (assuming an initial public offering price of $13.00 per share). See "Use of Proceeds."

                             CERTAIN TRANSACTIONS

  Pursuant to an Asset Purchase Agreement dated as of August 1, 1996, as subsequently amended as of February 25, 1997 (the "Asset Purchase Agreement"), by and among Welch Publishing, Inc. (formerly known as IPS Publishing, Inc. ("Welch Publishing")), IPS and Timothy P. Welch, individually and as sole trustee of the Timothy Peter Welch Revocable Trust (the "Welch Trust"), IPS purchased substantially all of the assets of Welch Publishing for $5.0 million plus the assumption of certain of its liabilities and the obligation to make certain future contingent payments in the event of a closing of an initial public offering by the Company (the "Contingent Payments"). IPS's obligations under the Asset Purchase Agreement have since been assumed by the Company. Of the total purchase price, $3.1 million was paid to the Welch Trust at closing, $1.5 million was deposited pursuant to an Escrow Agreement, which amount will be paid to the Welch Trust at the closing of the Offering, and the remaining $350,000 was paid on August 1, 1997. In addition, upon the closing of the Offering, the Welch Trust and two current employees of IPS will receive an aggregate of approximately 38,461 shares of Common Stock (assuming an initial public offering price of $13.00 per share) from the Company in satisfaction of the Company's obligations with respect to the Contingent Payments. The Welch Trust, of which Mr. Welch is the trustee and sole beneficiary, will receive approximately 34,850 of these shares of Common Stock. Mr. Welch also has an understanding with the Company that he will be able to purchase up to an aggregate of $500,000 of Common Stock in the Offering. See "Underwriting." In connection with the Asset Purchase Agreement, Mr. Welch entered into an Employment Agreement with IPS. See "Management--Management Employment Agreement."

  In order to facilitate the purchase of the assets of the IPS business and to provide working capital to IPS after the acquisition, Judith Paul and Terrance Paul, the Company's principal shareholders, each (i) made a capital contribution of $100,000 to IPS, and (ii) loaned IPS $2.35 million. In connection with the loans to IPS, IPS issued each of the Pauls a promissory note in the principal amount of $2.35 million and bearing interest at an annual rate of 6.5%. The entire balance of principal and accrued interest for each note is due and payable on January 2, 1998. The notes may be prepaid without penalty. A portion of the proceeds from the Offering will be used to prepay the notes. See "Use of Proceeds."

  Effective January 2, 1997, Judith Paul and Terrance Paul contributed all of the outstanding stock of IPS and the Institute to ALS in return for an aggregate of 319,948 shares of Common Stock.

  In August 1997, the Company and its shareholders, including Judith and Terrance Paul and Mark J. Bradley, as trustee of the Terrance and Judith Paul Descendants' Trust (collectively, the "Shareholders"), entered into an agreement whereby the Company has agreed to indemnify the Shareholders for the taxes attributable to any increase in taxable income allocable to them in the event of any audit of, or other adjustment to, the Company's tax returns. The Shareholders have entered into a similar, separate agreement with the Institute for the years during which the Institute filed an S corporation tax return.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information known to the Company concerning the beneficial ownership of the Company's Common Stock immediately prior to the Offering by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock,
(ii) each director, (iii) each named executive, and (iv) all executive officers and directors as a group. Except as otherwise indicated, the address of each shareholder listed below is 2911 Peach Street, Wisconsin Rapids, Wisconsin 54495-8036.

                                            COMMON STOCK
                                         BENEFICIALLY OWNED    COMMON STOCK
                                              PRIOR TO      BENEFICIALLY OWNED
                                            OFFERING(1)      AFTER OFFERING(1)(2)
                                         ------------------ ------------------
NAME                                       NUMBER   PERCENT   NUMBER   PERCENT
----                                     ---------- ------- ---------- -------
Judith A. Paul.........................   6,343,645  46.3%   6,343,645  38.5%
Terrance D. Paul.......................   6,343,645  46.3    6,343,645  38.5
Mark J. Bradley, as Trustee of the
 Terrance
 and Judith Paul Descendants' Trust(3).     963,843   7.0      963,843   5.8
Michael H. Baum........................           0    0             0    0
John R. Hickey.........................           0    0             0    0
Timothy P. Welch(4)....................      34,850    *        34,850    *
All executive officers and directors as
 a group (6 persons)...................  13,685,983  99.9   13,685,983  82.9

--------
*  Less than 1% of the outstanding Common Stock.
(1) Except as otherwise noted, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed.
(2) Does not reflect shares of Common Stock which may be purchased in the Offering.
(3) The address of the Trustee of the Terrance and Judith Paul Descendants' Trust is 500 Third Street, Suite 700, Wausau, Wisconsin 54403.
(4) Reflects shares of Common Stock to be issued upon the closing of this Offering to the Welch Trust, of which Mr. Welch is the beneficial owner, in connection with the Company's acquisition of IPS (assuming an initial public offering price of $13.00 per share). See "Certain Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The following description is a summary only and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated By-Laws (the "By-Laws") and the Wisconsin Business Corporation Law (the "WBCL").

GENERAL

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Shares"). Immediately prior to completion of the Offering, there will be 13,689,594 shares of Common Stock issued and outstanding (including 38,461 shares to be issued upon closing of the Offering at an assumed initial public offering price of $13.00 per share in connection with the Company's acquisition of IPS) and no Preferred Shares issued and outstanding. Following the Offering, there will be 16,489,594 shares of Common Stock outstanding. At August 25, 1997, there were three record holders of the Common Stock.

COMMON STOCK

  Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. Voting rights are not cumulative, and, therefore, holders of a majority of the Common Stock are able to elect all of the Company's directors. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. Subject to the rights of any holders of outstanding Preferred Shares, upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to receive on a pro rata basis all assets remaining for distribution to shareholders. The Common Stock does not have preemptive or other subscription rights, conversion rights or sinking fund provisions. All shares of Common Stock currently outstanding are, and the Common Stock to be issued in the Offering will, upon issuance be, fully paid and non-assessable except to the extent provided in Section 180.0622(2)(b) of the WBCL. Under Section 180.0622(2)(b), holders of Common Stock are liable up to the amount equal to the par value of the Common Stock owned by such holders for all debt owing to Company employees for services performed for the Company, but not exceeding six months' service in any one case. Certain Wisconsin courts have interpreted "par value" to mean the full amount paid upon the purchase of the Common Stock.

PREFERRED SHARES

  The Board of Directors of the Company is authorized, without further shareholder action, to issue Preferred Shares in one or more series and to fix and determine the relative rights and preferences thereof, including voting rights, dividend rights, liquidation rights, redemption provisions, sinking fund provisions and/or conversion rights. Although there is no current intention to do so, the Board of Directors may issue such Preferred Shares with voting, dividend, liquidation and/or other rights that could adversely affect the holders of Common Stock and that could have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN STATUTORY AND OTHER PROVISIONS

  The provisions of the Company's Articles of Incorporation and By-Laws and the WBCL described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company's Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as a publicly-traded company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the Company and its shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

  Number of Directors; Removal; Vacancies. The Articles of Incorporation provide that the number of directors shall be determined from time to time by vote of a majority of the directors then in office, provided that in no case shall the authorized number of directors be less than one or more than 15. The Articles of Incorporation also provide that the Company's Board of Directors shall have the exclusive right to fill vacancies on the Board of Directors, including vacancies created by expansion of the Board or removal of a director, and that any director elected to fill a vacancy shall serve until the next annual meeting of shareholders. The Articles of Incorporation further provide that directors may be removed by the shareholders but only for cause and only by the affirmative vote of the holders of at least a majority of the votes then entitled to be cast in an election of directors. This provision, in conjunction with the provisions of the Articles of Incorporation authorizing the Board to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and fill the resulting vacancies with their own nominees.

  Shareholder Action by Written Consent; Special Meetings. The By-Laws do not allow shareholders to act without a meeting of shareholders by less than unanimous written consent. The By-Laws provide that special meetings of shareholders may be called by either the Company's Chairman of the Board, Vice Chairman of the Board, President, Chief Executive Officer or a majority of the Board of Directors, and shall be called, if and as required by the WBCL, upon written demand by holders of Common Stock with at least 10% of the votes entitled to be cast at such a meeting.

  Advance Notice for Raising Business or Making Nominations at Annual Meetings. The Company's By-Laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders of the Company and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, the Company's Board of Directors, or by a shareholder who has provided the Company timely written notice of the shareholder's intention to bring such business before the meeting. Only persons who are nominated by, or at the direction of, the Company's Board of Directors, or who are nominated at the meeting by a shareholder who has given timely written notice to the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company.

  To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Company not later than 120 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. All such notices shall include: (i) a representation that the person sending the notice is a shareholder of record and will remain such through the record date for the meeting, (ii) the name and address, as they appear on the Company's books, of such shareholder, (iii) the class and number of the Company's shares which are owned beneficially and of record by such shareholders and (iv) a representation that such shareholder intends to appear in person or by proxy at such meeting to make the nomination or move for the consideration of other business set forth in the notice. Notice as to proposals with respect to any business to be brought before the meeting other than the election of directors shall also set forth the text of the proposal and may set forth any statement in support thereof that the shareholder wishes to bring to the attention of the Company, and shall specify any material interests of such shareholder in such business. Notice as to nominations of a director shall set forth the name(s) of the nominee(s), address(es) of each, a description of all arrangements or understandings between the shareholder and each nominee and any person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, the written consent of each nominee to serve as a director if so elected and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominee(s) of such shareholder.

  Amendments to the Articles of Incorporation. The WBCL provides authority to the Company to amend its Articles of Incorporation at any time to add or change a provision that is required or permitted to be included in the Articles of Incorporation or to delete a provision that is not required to be included in the Articles of Incorporation. The Company's Board of Directors may propose one or more amendments to the Company's Articles of Incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the shareholders' meeting at which the proposed amendment shall be voted upon. The meeting notice shall state that the purpose, or one of the purposes, of the meeting is to consider and to act upon a proposed amendment to the Articles of Incorporation. Any such notice shall contain or be accompanied by a copy of summary of the amendment.

  Amendments to By-Laws. The Articles of Incorporation and By-Laws both provide that the holders of at least two-thirds of all of the Company's Common Stock then outstanding and entitled to vote thereon shall have the power to adopt, amend, alter, change or repeal the Company's By-Laws. The By-Laws further provide that the Company's Board of Directors may amend or repeal the existing By-Laws and adopt new By-Laws by the vote of at least a majority of the directors present at a meeting at which a quorum is present, provided that: (i) no By-Law adopted by shareholders shall be amended, repealed or readopted by the Board of Directors if the By-Law so adopted so provides and
(ii) a By-Law adopted or amended by the shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors than otherwise provided in the WBCL may not be amended or repealed by the Board of Directors unless the By-Law expressly provides that it may be amended or repealed by a specified vote of the Board of Directors. Action by the Board of Directors to adopt or amend a By-Law that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, unless a different voting requirement is specified as provided by the preceding sentence. A By-Law that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the WBCL may not be adopted, amended or repealed by the Board of Directors.

  Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL (the "Wisconsin Stakeholder Provision"), in discharging his or her duties to the Company and in determining what he or she believes to be in the best interests of the Company, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

  Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statutes") regulate a broad range of "business combinations" between a "resident domestic corporation" (which the Company is) and an "interested stockholder." The Wisconsin Business Combination Statutes define a "business combination" to include a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Section 180.1141 of the Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Accordingly, the Wisconsin Business Combination Statutes' prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock by the interested stockholder prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount or
(iv) the business combination is excluded from the business combination restrictions of this section.

  In addition, the WBCL provides, in Sections 180.1130 to 180.1133, that business combinations involving a "significant shareholder" and an "issuing public corporation" (each as defined below) are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to an issuing public corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. An "issuing public corporation" is defined as a Wisconsin corporation that has (i) total assets exceeding $1 million and a class of equity securities held of record by 500 or more persons and (ii) at least 100 shareholders of record who have unlimited voting rights and who are residents of Wisconsin. It is anticipated that after completion of the Offering, the Company will be considered an "issuing public corporation." Under the WBCL, the business combinations described above must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common stock of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

  Under Section 180.1150 (the "Wisconsin Control Share Statute") of the WBCL, the voting power of shares, including shares issuable upon the exercise of options, of an issuing public corporation held by any person or persons acting as a group, in excess of 20% of the voting power in the election of directors, is limited (in voting on any matter) to 10% of the full voting power of those excess shares. This restriction does not apply to shares acquired directly from the issuing public corporation, in certain specified transactions, or in a transaction with respect to which the corporation's shareholders have voted to approve restoration of the full voting power of otherwise restricted shares.

  Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Company's Common Stock with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

  Certain Antitakeover Effects. Certain provisions of the Company's Articles of Incorporation and By-Laws may have significant antitakeover effects, including the inability of the shareholders to remove directors without cause, the ability of the remaining directors to fill vacancies, and the ability of the Board of Directors to issue "blank check" preferred stock which, in turn, allows the directors to adopt a so-called "rights plan" which would entitle shareholders (other than a hostile bidder) to acquire stock of the Company at a discount.

  The explicit grant in the Wisconsin Stakeholder Provision of discretion to directors to consider nonshareholder constituencies could, in the context of an active "auction" of the Company, have antitakeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

  The Wisconsin Control Share Statute may deter any shareholder from acquiring in excess of 20% of the outstanding voting stock of the Company and the Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Company's Common Stock with the goal of seeking to have the Company repurchase the Common Stock at a premium. The WBCL statutory provisions and the Company's Articles of Incorporation and By-Law provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase shares of Common Stock at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Company's Common Stock, they could increase the likelihood that incumbent directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company is Firstar Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 16,489,594 shares of Common Stock outstanding, excluding shares of Common Stock issuable pursuant to the 1997 Stock Incentive Plan (assuming an initial public offering price of $13.00 per share). See "Management -- Executive Compensation." Of these shares, the 2,800,000 shares of Common Stock sold in the Offering will be freely tradable without restriction under the Securities Act except for shares of Common Stock purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations (but not the holding period requirements) of Rule 144. The remaining 13,689,594 shares will be "restricted securities" under the Securities Act.

  The Company and its principal shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock in the public market for a period of 180 days after the date of this Prospectus without the prior written consent of Piper Jaffray Inc. Upon expiration of the 180-day lock-up period, 13,651,133 shares of Common Stock will be eligible for immediate sale in the public market, subject to compliance with the volume and other limitations of Rule 144 described below.

  In general, under Rule 144 as in effect on and after April 29, 1997, an affiliate of the Company, or any other person (or persons whose Common Stock is aggregated) who has beneficially owned restricted securities for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares of Common Stock that does not exceed the greater of
(i) 1% of the outstanding Common Stock (approximately 165,000 shares after completion of the Offering), or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "SEC"). Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose Common Stock is aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to certain limitations described above.

  The Company intends to file a registration statement under the Securities Act to register the 1,500,000 shares of Common Stock issuable pursuant to the 1997 Stock Incentive Plan. Shares of Common Stock covered by this registration statement will, when issued in accordance with the 1997 Stock Incentive Plan, be eligible for sale in the public market (subject to the Rule 144 limitations discussed above for "affiliates" of the Company).

  Since there has been no public market for the Common Stock prior to this Offering, no predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of such Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of such shares.

                                 UNDERWRITING

  The Company has entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc. and Montgomery Securities are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to each Underwriter, and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below:

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      Piper Jaffray Inc........................................
      Montgomery Securities....................................
                                                                   ---------
          Total................................................    2,800,000
                                                                   =========

  Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement, if any is purchased (excluding Common Stock covered by the over-allotment option granted to the Underwriters). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

  The Representatives have advised the Company that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such public offering price less a concession not in excess of
$      per share. Additionally, the Underwriters may allow, and such dealers
may reallow, a concession not in excess of $      per share to certain other
dealers. After the Offering, the public offering price and other selling terms may be changed by the Underwriters.

  Of the 2,800,000 shares of Common Stock offered hereby by the Company, up to 185,000 of such shares will be reserved for sale at the initial public offering price to persons designated by the Company. Of these shares, Timothy
P. Welch, a Director of the Company, has an understanding with the Company that he will be entitled to purchase up to an aggregate of $500,000 of Common Stock (approximately 38,461 shares, assuming an initial public offering price of $13.00 per share). There can be no assurance that such shares will be purchased by these persons. Any such reserved shares of Common Stock not so purchased will be reoffered immediately by the Underwriters to the public at the initial public offering price.

  The Company has granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of this Prospectus, to purchase up to an additional 420,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become committed to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

  The Representatives have informed the Company that neither they nor any member of the National Association of Securities Dealers, Inc. participating in the distribution of the Common Stock will make sales of the Common Stock offered hereby to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

  The Offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and its principal shareholders (holding in the aggregate of 13,685,983 shares of Common Stock upon completion of the Offering) have agreed not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for the 180-day period after the date of this Prospectus without the prior written consent of Piper Jaffray Inc.

  Prior to the Offering, there has been no market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined through negotiations among the Company and the Representatives. Among the factors considered in such determination will be prevailing market and economic conditions, the Company's revenue and earnings, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in similar businesses. The initial public offering price for the Common Stock should not be considered an indication of the actual value of the Common Stock offered hereby. In addition, there can be no assurance that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial public offering price.

  During and after the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include overallotment, stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "ALSI."

  The Company and, under certain circumstances, Terrence Paul have jointly and severally agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

  The combined financial statements of ALS, the Institute and IPS as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and the statements of income, changes in shareholders' equity and cash flows of IPS for the year ended December 31, 1995 and the seven months ended July 31, 1996 included in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving such reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in certain circumstances reference is made to the copy of such contract agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at the public reference facilities maintained by the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 as well as the regional offices of the SEC located at Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois, 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C., 20549. Such information may also be accessed electronically by means of the SEC's Website on the Internet at http://www.sec.gov.

  As a result of the Offering, the Company will be subject to the requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the SEC on a periodic basis. Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the offices of the SEC, at the Website listed above, and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by its independent accountants and quarterly reports containing unaudited financial information for each of the first three fiscal quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES
  INDEX TO FINANCIAL STATEMENTS
  Report of Independent Public Accountants................................  F-1
  Combined Balance Sheets as of December 31, 1995 and 1996, Consolidated
   Balance Sheet as of June 30, 1997 (unaudited) and Pro Forma
   Consolidated Balance Sheet as of June 30, 1997 (unaudited).............  F-2
  Combined Statements of Income for the Years Ended December 31, 1994,
   1995 and 1996 and the Six Months Ended June 30, 1996 (unaudited) and
   Consolidated Statement of Income for the Six Months Ended June 30, 1997
   (unaudited)............................................................  F-3
  Statements of Combined Equity for the Years Ended December 31, 1994,
   1995 and 1996 and Statement of Consolidated Equity for the Six Months
   Ended June 30, 1997 (unaudited)........................................  F-4
  Combined Statements of Cash Flows for the Years Ended December 31, 1994,
   1995 and 1996 and the Six Months Ended June 30, 1996 (unaudited) and
   Consolidated Statement of Cash Flows for the Six Months Ended June 30,
   1997 (unaudited).......................................................  F-5
  Notes to Financial Statements...........................................  F-6
IPS PUBLISHING, INC.
  INDEX TO FINANCIAL STATEMENTS
  Report of Independent Public Accountants................................ F-14
  Statements of Income for the Year Ended December 31, 1995 and the Seven
   Months Ended July 31, 1996............................................. F-15
  Statements of Changes in Shareholders' Equity for the Year Ended
   December 31, 1995 and the Seven Months Ended July 31, 1996............. F-16
  Statements of Cash Flows for the Year Ended December 31, 1995 and the
   Seven Months Ended July 31, 1996....................................... F-17
  Notes to Financial Statements........................................... F-18

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Advantage Learning Systems, Inc. and Affiliates:

  We have audited the accompanying combined balance sheets of Advantage Learning Systems, Inc. (a Wisconsin corporation) and Affiliates, referred to as the "Companies" (see Note 1), as of December 31, 1995 and 1996, and the related combined statements of income, equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion of these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Advantage Learning Systems, Inc. and Affiliates as of December 31, 1995, and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Milwaukee, Wisconsin,
April 8, 1997 (except
for the matter discussed
in Note 14(d) as to
which the date is August
21, 1997).

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

         AS OF DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997 (UNAUDITED)

                                                                     PRO FORMA
                            DECEMBER 31, DECEMBER 31,   JUNE 30,     JUNE 30,
          ASSETS                1995         1996         1997         1997
          ------            ------------ ------------  -----------  -----------
Current assets:
  Cash and cash
   equivalents.............  $  275,762  $ 1,755,866   $ 2,564,407  $ 2,564,407
  Accounts receivable, less
   allowance of $48,000,
   $161,000 and $323,000,
   respectively............   1,688,352    2,523,388     3,393,554    3,393,554
  Inventories..............     232,848      543,902       450,819      450,819
  Prepaid expenses.........     325,512      265,026       803,805      803,805
  Deferred income taxes....         --           --            --       974,291
                             ----------  -----------   -----------  -----------
    Total current assets...   2,522,474    5,088,182     7,212,585    8,186,876
                             ----------  -----------   -----------  -----------
Property, plant and
 equipment:
  Land and improvements....      98,248      744,720       744,720      744,720
  Buildings................     893,488    7,977,735     7,963,118    7,963,118
  Furniture, fixtures and
   office equipment........     623,613    1,071,002     1,162,908    1,162,908
  Computer and production
   equipment...............     805,974    1,531,231     2,071,254    2,071,254
                             ----------  -----------   -----------  -----------
    Total property, plant
     and equipment.........   2,421,323   11,324,688    11,942,000   11,942,000
                             ----------  -----------   -----------  -----------
  Less--Accumulated
   depreciation............    (419,574)    (746,979)   (1,188,798)  (1,188,798)
                             ----------  -----------   -----------  -----------
    Net property, plant and
     equipment.............   2,001,749   10,577,709    10,753,202   10,753,202
Other assets:
  Building held for sale...         --       747,392       747,392      747,392
  Deferred tax asset.......         --     1,601,708           --     1,726,986
  Intangibles, net.........         --     1,445,798     1,323,155    1,323,155
  Capitalized software,
   net.....................     237,007      393,956       282,855      282,855
                             ----------  -----------   -----------  -----------
    Total other assets.....     237,007    4,188,854     2,353,402    4,080,388
                             ----------  -----------   -----------  -----------
    Total assets...........  $4,761,230  $19,854,745   $20,319,189  $23,020,466
                             ==========  ===========   ===========  ===========
  LIABILITIES AND EQUITY
  ----------------------
Current liabilities:
  Current portion long-term
   debt....................  $      --   $       --    $   700,000  $   700,000
  Accounts payable.........     236,993      332,689       694,451      694,451
  Current portion of
   deferred revenue........     725,894    1,442,356     1,814,798    1,814,798
  Payroll and employee
   benefits................     334,645      577,613       865,885      865,885
  Retainage and amounts due
   under construction
   contract................         --     1,151,157       198,382      198,382
  Other current
   liabilities.............     119,482      668,421     1,246,130    1,246,130
  Due to former owner of
   IPS.....................         --       350,000       350,000      350,000
  Distribution payable to
   shareholders............         --           --            --     8,000,000
  Amounts due under phantom
   stock plan..............         --           --            --     1,300,000
                             ----------  -----------   -----------  -----------
    Total current
     liabilities...........   1,417,014    4,522,236     5,869,646   15,169,646
                             ----------  -----------   -----------  -----------
Long-term debt.............         --     5,750,000     6,150,000    6,150,000
Notes payable to
 shareholders..............         --     4,700,000     4,700,000    4,700,000
Deferred revenue...........     731,198    1,109,519     1,229,990    1,229,990
Total equity...............   2,613,018    3,772,990     2,369,553   (4,229,170)
                             ----------  -----------   -----------  -----------
    Total liabilities and
     equity................  $4,761,230  $19,854,745   $20,319,189  $23,020,466
                             ==========  ===========   ===========  ===========

   The accompanying notes to the financial statements are an integral part of these balance sheets.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
 FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED
                       JUNE 30, 1996 AND 1997 (UNAUDITED)

                                   TWELVE MONTHS                     SIX MONTHS
                         ------------------------------------  ----------------------
                            1994        1995         1996         1996       1997
                         ----------  -----------  -----------  ---------- -----------
Net sales:
  Products.............. $8,088,132  $11,601,971  $18,930,334  $8,139,483 $13,743,474
  Services..............    162,726    1,003,417    3,450,758   1,334,389   2,801,307
                         ----------  -----------  -----------  ---------- -----------
    Total net sales.....  8,250,858   12,605,388   22,381,092   9,473,872  16,544,781
Cost of sales:
  Products..............    937,393    1,467,559    2,329,171     965,929   1,675,460
  Services..............    165,826      595,362    1,898,175     632,926   1,304,740
                         ----------  -----------  -----------  ---------- -----------
    Total cost of sales.  1,103,219    2,062,921    4,227,346   1,598,855   2,980,200
                         ----------  -----------  -----------  ---------- -----------
    Gross profit........  7,147,639   10,542,467   18,153,746   7,875,017  13,564,581
Operating expenses:
  Product development...    358,360      802,331    1,555,411     494,410   1,374,651
  Selling and marketing.  2,551,070    4,200,701    6,638,822   3,058,705   4,451,930
  General and
   administrative.......  1,239,039    2,090,560    3,546,144   1,384,263   2,621,425
  Purchased research and
   development..........        --           --     3,400,000         --          --
                         ----------  -----------  -----------  ---------- -----------
    Total operating
     expenses...........  4,148,469    7,093,592   15,140,377   4,937,378   8,448,006
                         ----------  -----------  -----------  ---------- -----------
    Operating income....  2,999,170    3,448,875    3,013,369   2,937,639   5,116,575
Other income (expense):
  Interest income.......     24,170       17,068       34,752       8,752      48,916
  Interest expense......       (177)         --      (205,755)        --     (368,920)
  Other, net............     (1,159)      (3,728)      15,898       9,079     (44,300)
                         ----------  -----------  -----------  ---------- -----------
Income before taxes.....  3,022,004    3,462,215    2,858,264   2,955,470   4,752,271
                         ----------  -----------  -----------  ---------- -----------
Income tax benefit
 (expense)..............        --           --     1,601,708         --   (1,601,708)
                         ----------  -----------  -----------  ---------- -----------
Net income.............. $3,022,004  $ 3,462,215  $ 4,459,972  $2,955,470 $ 3,150,563
                         ==========  ===========  ===========  ========== ===========
Pro Forma information
 (note 4) (Unaudited)
  Income before taxes...                          $ 2,858,264             $ 4,752,271
  Income taxes..........                            1,157,597               1,924,670
                                                  -----------             -----------
  Net income............                          $ 1,700,667             $ 2,827,601
                                                  ===========             ===========
  Net income per share..                          $      0.12             $       .20
  Weighted average
   shares outstanding...                           14,266,518              14,266,518
                                                  ===========             ===========


   The accompanying notes to the financial statements are an integral part of these statements.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES
                 STATEMENTS OF COMBINED AND CONSOLIDATED EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                 THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                               PREFERRED
                           COMMON STOCK(1)     STOCK(2)    ADDITIONAL
                         ------------------- -------------  PAID IN    RETAINED     TOTAL
                           SHARES    AMOUNT  SHARES AMOUNT  CAPITAL    EARNINGS     EQUITY
                         ---------- -------- ------ ------ ---------- ----------  ----------
Balance, December 31,
 1993...................        --    $  --   --    $  --   $    --   $      --   $2,866,150
  Net income............        --       --   --       --        --          --    3,022,004
  Distributions to
   shareholders.........        --       --   --       --        --          --   (2,823,021)
                         ---------- --------  ---   ------  --------  ----------  ----------
Balance, December 31,
 1994...................        --       --   --       --        --          --    3,065,133
  Net income............        --       --   --       --        --          --    3,462,215
  Distributions to
   shareholders.........        --       --   --       --        --          --   (3,914,330)
                         ---------- --------  ---   ------  --------  ----------  ----------
Balance, December 31,
 1995...................        --       --   --       --        --          --    2,613,018
  Net income............        --       --   --       --        --          --    4,459,972
  Distributions to
   shareholders.........        --       --   --       --        --          --   (3,500,000)
  Contribution from
   shareholders.........        --       --   --       --        --          --      200,000
                         ---------- --------  ---   ------  --------  ----------  ----------
Balance, December 31,
 1996...................        --       --   --       --        --          --    3,772,990
  Recapitalization...... 13,651,133  136,511  --       --    217,489   3,418,990         --
  Net income............        --       --   --       --        --    3,150,563   3,150,563
  Distributions to
   shareholders.........        --       --   --       --        --   (4,554,000) (4,554,000)
                         ---------- --------  ---   ------  --------  ----------  ----------
Balance, June 30, 1997.. 13,651,133 $136,511  --    $  --   $217,489  $2,015,553  $2,369,553
                         ========== ========  ===   ======  ========  ==========  ==========

--------
(1) Common Stock, $0.01 par value, 50,000,000 shares authorized.
(2) Preferred Stock, $0.01 par value, 5,000,000 shares authorized.



   The accompanying notes to the financial statements are an integral part of these statements.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED
                       JUNE 30, 1996 AND 1997 (UNAUDITED)

                                    TWELVE MONTHS                    SIX MONTHS
                         -------------------------------------  ----------------------
                            1994         1995         1996         1996        1997
                         -----------  -----------  -----------  ----------  ----------
Reconciliation of net
 income to net cash
 provided by operating
 activities:
 Net income............  $ 3,022,004  $ 3,462,215  $ 4,459,972  $2,955,470  $3,150,563
 Noncash (income)
  expenses included in
  net income--
  Depreciation and
   amortization........      115,181      325,817      711,135     208,578     681,750
  (Gain) Loss on
   disposal of assets..          --        24,925         (239)        --          --
  Loss on building held
   for sale............          --           --       200,000         --          --
  Purchased research
   and development.....          --           --     3,400,000         --          --
  Deferred income
   taxes...............          --           --    (1,601,708)        --    1,601,708
  Change in assets and
   liabilities--
   (Increase) decrease
    in--
    Accounts
     receivable........     (509,974)    (476,453)    (755,765)   (432,253)   (870,165)
    Inventory..........      (12,631)    (161,052)    (311,054)   (192,798)     93,085
    Prepaid expenses...      (30,325)    (204,779)      60,486     (65,938)   (538,779)
   Increase (decrease)
    in--
    Accounts payable
     and other current
     liabilities.......      172,544      352,780      858,332     980,192   1,227,743
    Retainage and
     amounts due under
     construction
     contract..........          --           --     1,151,157         --     (952,775)
    Deferred revenue...      586,090      790,517    1,030,783     391,101     492,910
                         -----------  -----------  -----------  ----------  ----------
     Net cash provided
      by operating
      activities.......    3,342,889    4,113,970    9,203,099   3,844,352   4,886,040
                         -----------  -----------  -----------  ----------  ----------
Cash flows from
 investing activities:
 Purchase of property,
  plant and equipment..     (363,866)  (1,224,844)  (9,897,551) (2,859,233)   (619,712)
 Capitalized software
  development costs....     (240,485)    (117,432)    (365,444)   (210,914)     (3,787)
 Acquisition of IPS....          --           --    (4,610,000)        --          --
                         -----------  -----------  -----------  ----------  ----------
     Net cash used in
      investing
      activities.......     (604,351)  (1,342,276) (14,872,995) (3,070,147)   (623,499)
                         -----------  -----------  -----------  ----------  ----------
Cash flows from
 financing activities:
 Proceeds from
  issuances of stock...          --           --       200,000         --          --
 Proceeds from long-
  term debt and notes
  payable to
  shareholders                   --           --    10,600,000     914,478   1,100,000
 Payments on debt......          --           --      (150,000)        --          --
 Distributions to
  shareholders.........   (2,823,021)  (3,914,330)  (3,500,000) (1,600,000) (4,554,000)
                         -----------  -----------  -----------  ----------  ----------
     Net cash provided
      by (used in)
      financing
      activities.......   (2,823,021)  (3,914,330)   7,150,000    (685,522) (3,454,000)
                         -----------  -----------  -----------  ----------  ----------
Net increase (decrease)
 in cash...............      (84,483)  (1,142,636)   1,480,104      88,683     808,541
Cash and cash
 equivalents, beginning
 of period.............    1,502,881    1,418,398      275,762     275,762   1,755,866
                         -----------  -----------  -----------  ----------  ----------
Cash and cash
 equivalents, end of
 period................  $ 1,418,398  $   275,672  $ 1,755,866  $  364,445  $2,564,407
                         ===========  ===========  ===========  ==========  ==========

   The accompanying notes to the financial statements are an integral part of these statements.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                            AND 1997 IS UNAUDITED)

(1) COMBINATION

  The combined financial statements include the financial results of Advantage Learning Systems, Inc. ("ALS"), the Institute for Academic Excellence, Inc. ("Institute") and, since its date of acquisition (see Note 3), IPS Publishing, Inc. ("IPS"), collectively the "Companies." The Companies are all under common ownership. The Companies conduct their business within one industry segment. Combined equity represents the combination of the common stock, paid-in capital and retained earnings of each of the Companies. Effective January 2, 1997, the Institute and IPS became wholly-owned subsidiaries of ALS (see Note
14). As a result, subsequent periods are presented on a consolidated basis. All significant intercompany transactions have been eliminated in the combined and consolidated financial statements.

(2) NATURE OF OPERATIONS

  ALS is a provider of learning information systems to K-12 schools in the United States and Canada. ALS's flagship product is the Accelerated Reader, a learning information system for motivating and monitoring increased literature-based reading practice. ALS has also developed S.T.A.R., a computer-adaptive reading test and database which provides reading scores correlated to national norms in ten minutes or less at the computer.

   The Institute develops and delivers the Reading Renaissance program, which provides educators with professional development training to most effectively use the Accelerated Reader, S.T.A.R. and the learning information they generate.

  IPS provides algorithm-based software for assessment and skills practice in math and science, including MathCheck and Objective Tracker.

(3) ACQUISITION

  Effective August 1, 1996, IPS Acquisition, Inc. ("Acquisition") acquired substantially all of the assets of IPS. Acquisition was formed by the shareholders of ALS for the sole purpose of acquiring certain assets of IPS. Acquisition was capitalized with $200,000 of equity and $4.7 million of loans from shareholders. Subsequent to the transaction, Acquisition changed its name to IPS Publishing, Inc.

  The acquisition was accounted for under the purchase method of accounting. The purchase price ($4,610,000 in cash and $350,000 due in 1997) was allocated based on fair values as follows:

      Current assets................................................ $  101,000
      Plant & equipment.............................................     26,000
      Intangibles...................................................  4,948,000
      Current liabilities...........................................   (115,000)
                                                                     ----------
          Purchase price............................................ $4,960,000
                                                                     ==========

  A certain portion of the purchase price (approximately $1.5 million) was placed in escrow. At the discretion of the seller, such amounts can remain in escrow or be withdrawn. If not withdrawn, the seller will receive additional consideration as a return on the amount which was placed in escrow. In addition, the purchaser is allowed to borrow funds in the escrow up to $400,000. No such borrowings have taken place. The contingent consideration is equal to the greater of the amount in escrow times (i) 10% or (ii) the percentage of appreciation of ALS stock between the IPO price and closing price on December 31, 1997, if ALS completes an IPO prior to December 1, 1997 (see Note 14).

  The purchase included the acquisition of certain in process research and development included in intangibles above, which resulted in a charge to income of $3,400,000 for the year ended December 31, 1996. The amount allocated to the in process research and development was determined by appraisal. The projects in process require resolution of high-risk development and testing issues in order to reach technological feasibility. At the date of acquisition, the purchased technology had no alternative uses.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

  Unaudited pro forma results of operations assuming the acquisition of IPS as of January 1, 1995 and the $3,400,000 write-off of purchased research and development in 1996 would be as follows:

                                                         YEAR ENDED DECEMBER 31
                                                         -----------------------
                                                            1995        1996
                                                         ----------- -----------
      Net sales......................................... $13,733,000 $23,062,000
      Net income........................................   2,972,000   4,199,000

(4) SIGNIFICANT ACCOUNTING POLICIES

 (a) Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Revenue recognition

  Revenue from product sales is recognized when the products are shipped, net of estimated allowances for bad debts and for product returns and exchanges. Insignificant post-contract support obligations, primarily telephone support provided by ALS, are also accrued for at the time of the sale.

  Revenue from IPS's custom products (see Note 2) is recognized on the percentage of completion method. IPS defers revenue for advance payments from customers that are in excess of revenues earned. Included in receivables at December 31, 1996 and June 30, 1997 is $37,000 and $95,000, respectively, of amounts earned on contracts which are not yet billable.

  The Institute generates service revenue both from (i) conducting seminars and (ii) contracts with schools and school districts to provide training programs and consulting services. The Institute recognizes revenue from the seminars at the time the seminar actually takes place. For school and school district contracts, revenue is generally recognized when the training session is performed, while certain support services are recognized on a straight-line basis over the life of the contract. The Institute includes as deferred revenue (i) prepayments on contract revenues and (ii) payments received for seminars not yet held.

  Service revenues also include separate maintenance fees whereby ALS provides ongoing customer support and product upgrades. Such contracts are reflected as deferred revenue and are amortized ratably over the 24 month term of the maintenance period which begins after the expiration of the six months (twelve months for contracts sold prior to May 1996) of free support included with the purchase of the software.

 (c) Cash and cash equivalents

  For purposes of the Statements of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value.

 (d) Supplemental disclosure of cash flow information

                                        YEAR ENDED
                                        DECEMBER 31    SIX MONTHS ENDED JUNE 30
                                     ----------------- ------------------------
                                     1994 1995  1996      1996         1997
                                     ---- ---- -------    ----    --------------
      Cash paid for:
        Interest.................... --   --   $94,000       --   $      213,000
        Income taxes................ --   --       --        --              --

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

 (e) Inventories

  Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories primarily consist of purchased materials which include manuals, diskettes and motivational items.

 (f) Catalog and advertising costs

  Costs related to direct response advertising, primarily catalogs, are capitalized and amortized over their expected period of future benefits, generally three to six months. At December 31, 1995 and 1996, and June 30, 1997, capitalized catalog costs of approximately $183,000, $29,000 and $105,000, respectively, are included in prepaid expenses. All other advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1994, 1995 and 1996 were approximately $1,235,000, $1,854,000 and $2,999,000, respectively. Advertising expenses for the six months ended June 30, 1996 and 1997 were $1,414,000 and $1,967,000, respectively.

 (g) Property, plant and equipment

  Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using principally the straight-line method for financial reporting purposes. The estimated useful lives of the assets are as follows: building--25 to 40 years; furniture, fixtures and office equipment--5 to 8 years; and computer and production equipment--3 to 5 years. Accelerated depreciation methods are used for income tax purposes.

  Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the plant and equipment accounts.

 (h) Software development costs

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Companies capitalize certain software development costs incurred after technological feasibility is achieved. Capitalized costs are reported at the lower of unamortized cost or net realizable value. Capitalized software development costs are amortized on a product-by-product basis based on the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the estimated economic life of the products which is generally estimated to be 24 months. Amortization begins when the products are available for general release to customers. All other research and development expenditures are charged to product development expense in the period incurred. Amounts capitalized were approximately $240,000, $117,000 and $365,000 in 1994, 1995 and 1996, respectively. Amounts capitalized in the six months ended June 30, 1996 and 1997 were $211,000 and $4,000, respectively. Amortization expense of approximately $0, $120,000 and $208,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $66,000 and $115,000 for the six months ended June 30, 1996 and 1997, respectively, is included in cost of sales--products in the statements of income. Accumulated amortization of capitalized software development costs was $120,000, $328,000 and $443,000 as of December 31, 1995 and 1996, and June 30, 1997, respectively.

 (i) Sales and concentration of credit risks

  For the years ended December 31, 1994, 1995 and 1996, one customer (a book distributor) contributed 2.6%, 12.5% and 15.2% of total combined revenues, respectively. For the six months ended June 30, 1996 and 1997, this customer contributed 16.0% and 13.6%, respectively. No other customer represented more than 10% of combined revenues. At December 31, 1995 and 1996, and June 30, 1997, this customer had a receivable balance of 17.3%, 12.9% and 16.0% of combined trade receivables, respectively.

  The Companies grant credit to customers in the ordinary course of business. The majority of the Company's customers are schools and teachers.
Concentrations of credit risk with respect to trade receivables are limited due to the significant number of customers and their geographic dispersion.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

 (j) Pro forma information (unaudited)

  In connection with the initial public offering, ALS, the Institute and IPS will no longer be treated as S corporations for tax purposes.

  Pro forma income taxes reflect the application of statutory corporate income tax rates to the net income as if the termination of the S corporation status of the Companies had occurred on January 1, 1996. The effective derived income tax rate is 40.5%.

  Pro forma net income per share and weighted average shares outstanding reflects (i) the shares outstanding as of January 2, 1997 reflecting the issuance of shares by ALS to acquire IPS and the Institute, (ii) the stock dividend, and (iii) the issuance of 615,385 shares (assuming an offering price of $13 per share) to pay the estimated $8,000,000 S Corporation Distribution. Historical earnings per share of the Companies have not been presented because such amounts are not meaningful.

  The pro forma balance sheet as of June 30, 1997 reflects the recognition of a liability for the S corporation distribution, a $1.3 million liability for payments to be made for the phantom stock plan, both of which will be paid from the proceeds of the Offering, and the estimated deferred taxes as if the Companies were C corporations at June 30, 1997. A corresponding reduction in combined equity is reflected as a result of these liabilities.

 (k) Interim Financial Statements

  The results of operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for the full fiscal year. All information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited, but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the combined and consolidated financial position, results of operations and cash flows of the companies.

(5) INTANGIBLE ASSETS

  Intangible assets (acquired in the IPS acquisition) are amortized on the straight line basis over their estimated useful lives and are as follows:

                                     DECEMBER 31, 1996 JUNE 30, 1997 USEFUL LIFE
                                     ----------------- ------------- -----------
      Algorithms....................    $  510,000      $  510,000     5 years
      Tradename.....................       210,000         210,000    10 years
      Assembled workforce...........        90,000          90,000     7 years
      Goodwill......................       738,000         738,000     7 years
                                        ----------      ----------
                                         1,548,000       1,548,000
      Accumulated amortization......      (102,202)       (224,845)
                                        ----------      ----------
      Net intangibles...............    $1,445,798      $1,323,155
                                        ==========      ==========

  Management periodically reviews the carrying value of its intangible assets, including goodwill, for potential impairment. To date, no impairment of these assets exists.

(6) BUILDING HELD FOR SALE

  In December, 1996, ALS completed construction of its new building. The building previously occupied by ALS is being offered for sale. In 1996, a reserve of $200,000 was recorded as a component of general and administrative expense in the combined statements of income to reflect the write-down of the net book value of the building to its estimated fair value.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

(7) INCOME TAXES

  The shareholders of ALS and the Institute have elected to have these companies treated as "S corporations" under the Internal Revenue Code. As an S corporation, a company's taxable income or loss is includable in the individual tax returns of its shareholders for Federal and state income tax purposes. Accordingly, the accompanying financial statements do not include any provision or liability for current or deferred Federal or state income taxes related to ALS or the Institute.

  IPS was taxed as a C corporation under the provisions of the Internal Revenue Code and similar state tax laws from the time of its acquisition on August 1, 1996 through December 31, 1996. Therefore, included in the 1996 combined financial statements are income tax provisions and related deferred income taxes for IPS from the date of its acquisition until the end of 1996. Subsequently, the shareholders of IPS elected to be taxed as an S corporation effective January 1, 1997. Consequently, the deferred tax asset recognized in 1996 was written off in 1997.

  Upon completion of the Offering, ALS, the Institute and IPS will become subject to federal and state income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes."

  The provision for income taxes consists of:

                                                                 12 MONTHS ENDED
                                                                  DECEMBER 31,
                                                                      1996
                                                                 ---------------
      Current--
        Federal.................................................   $      --
        State...................................................          --
                                                                   ----------
          Total current.........................................          --
      Deferred..................................................    1,601,708
                                                                   ----------
          Total income tax benefit..............................   $1,601,708
                                                                   ==========

  The following is a reconciliation of IPS's effective income tax rate to the statutory Federal tax rate:

      Statutory Federal rate.............................................. 35.0%
      State taxes net of Federal benefit..................................  5.5
                                                                           ----
                                                                           40.5%
                                                                           ====

  Temporary differences which give rise to the net deferred tax asset are as follows:

      Accruals not deductible....................................... $    2,210
      Intangibles...................................................  1,362,727
      Net tax operating loss carryforward...........................    236,771
                                                                     ----------
          Net deferred tax asset.................................... $1,601,708
                                                                     ==========

  No valuation allowance has been recorded as the net deferred tax assets are assumed to be realizable through future profitable operations of IPS. The tax operating loss carryforward expires in 2011.

  Upon completion of the Offering, IPS will be subject to federal and state taxes as a C corporation. Accordingly, the previously recognized deferred tax asset will be reinstated.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

(8) LINE OF CREDIT

  The Companies have a bank line of credit through November 1997, which provides for borrowings of up to $225,000. The line of credit bears interest at the prime rate (8.25% at December 31, 1996), plus 4.9%. Amounts borrowed, approximately $2,400 as of December 31, 1995, are included in accounts payable. The line of credit was not utilized during 1996 or the first half of 1997.

(9) NOTES PAYABLE TO SHAREHOLDERS

  Notes payable to shareholders consist of notes payable that financed the acquisition of IPS. The notes accrue interest at an annual rate of 6.5%. The entire balance of principal and interest is due on January 2, 1998. Interest expense for the five month period ended December 31, 1996 and the six month period ended June 30, 1997 was approximately $127,000 and $153,000, respectively.

(10) LONG-TERM DEBT

  Long-term debt consisted of the following at December 31, 1996 and June 30, 1997:

                                                             1996       1997
                                                          ---------- ----------
   Note payable to Woodlands Building Center, due
    December 31, 1998, noninterest bearing..............  $   50,000 $   50,000
   Note payable to bank, payable in annual installments
    of $700,000 beginning March 1, 1998 through March 1,
    2002 at which time the note is due in full, interest
    at the 30-day LIBOR rate (5.53% at December 31,
    1996) plus 1.25%, with a maximum interest rate of
    8.5%, payable monthly (a)...........................   5,700,000  6,800,000
                                                          ---------- ----------
   Total................................................   5,750,000  6,850,000
   Less--Current maturities.............................         --    (700,000)
                                                          ---------- ----------
   Long-term debt.......................................  $5,750,000 $6,150,000
                                                          ========== ==========

--------
(a) Borrowings are secured by substantially all assets. The note payable to bank contains certain covenants, which, among other things, require maintenance of a minimum tangible net worth and leverage ratio. In 1996, ALS violated the leverage ratio covenant which has been subsequently waived by the Bank through December 31, 1997.

  Aggregate maturities of long-term debt outstanding at December 31, 1996 and June 30, 1997, are as follows:

                                                         DECEMBER 31,  JUNE 30,
                                                             1996        1997
                                                         ------------ ----------
1997....................................................  $      --   $      --
1998....................................................     750,000     750,000
1999....................................................     700,000     700,000
2000....................................................     700,000     700,000
2001....................................................     700,000     700,000
Thereafter..............................................   2,900,000   4,000,000
                                                          ----------  ----------
                                                          $5,750,000  $6,850,000
                                                          ==========  ==========

  The fair value of debt, based on current market rates offered on notes with similar terms and maturities, approximates carrying value.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

(11) LEASE COMMITMENTS

  The Institute leases its offices under an operating lease agreement effective May 1, 1995, with a five year term and a renewal option. The lease calls for a monthly base rent of approximately $7,900 per month plus a pro rata share of real estate taxes, utilities and insurance, with an annual escalation rate based on the Consumer Price Index up to 3.5% annually. IPS is also party to various operating leases for facilities and equipment which expire at various dates through 1999.

  Rent expense for 1994, 1995 and 1996 was approximately $21,000, $116,000 and $159,000, respectively for the Companies. Rent expense for the six months ended June 30, 1996 and 1997 was approximately $74,000 and $103,000, respectively.

  Future approximate minimum rental payments (including estimated operating costs) required under the operating leases as of December 31, 1996, and June 30, 1997, are as follows:

                                                           DECEMBER 31, JUNE 30,
                                                               1996       1997
                                                           ------------ --------
1997......................................................   $190,000   $ 96,000
1998......................................................    179,000    184,000
1999......................................................    145,000    153,000
2000......................................................     47,000     51,000
Thereafter................................................        --         --

(12) DEFINED CONTRIBUTION BENEFIT PLAN

  The Companies have a defined contribution benefit plan covering all of its full-time employees meeting certain service requirements. The plan provides for matching employer contributions based on 67% of employees' elective contributions up to 6% of compensation. The plan allows employee contributions up to 15% of compensation. Discretionary employer contributions may also be made to the plan. There were no discretionary contributions made in 1994, 1995, 1996 or the six months ended June 30, 1997. Expense under the plan totaled approximately $42,000 in 1994, $93,000 in 1995 and $192,000 in 1996.
Expense for the six months ended June 30, 1996 and 1997 was $72,000 and $131,000, respectively.

(13) PHANTOM STOCK PLAN

  As an incentive for certain key employees, ALS and the Institute each have a phantom stock plan. A total of 415 and 585 phantom shares have been issued as of December 31, 1996 and June 30, 1997, respectively.

  The terms of each plan include an annual per share payment in an amount equal to .001% (.00001) of each of the entities net profit before tax. Expense under the plans was approximately $4,000, $6,000, $21,000, $10,000 and $25,000 for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, respectively. In addition, the plans call for payments if a "Triggering Event" occurs which is generally defined as the sale of substantially all the assets, a change in control or filing of a registration statement that becomes effective. If such a Triggering Event occurs, each phantom share will generally be paid an amount equal to .001% of the product of the fair market value per share less the book value per share multiplied by the total shares outstanding.

(14) EVENTS SUBSEQUENT TO DECEMBER 31, 1996

  (a) Effective January 2, 1997, the shareholders of IPS and the Institute contributed their shares of IPS and the Institute to ALS in return for shares of ALS. As a result, IPS and the Institute became wholly owned subsidiaries of the Company. As of January 2, 1997, there were 15.9 million shares authorized and 13.7 million shares of ALS stock issued and outstanding. Because the Companies were under common control, there was no change in the net asset value of the Institute or IPS as a result of the exchange of shares.

                ADVANTAGE LEARNING SYSTEMS, INC. AND AFFILIATES

  (b) The filing of a Registration Statement that becomes effective is a Triggering Event pursuant to the ALS phantom stock plan. Based on preliminary estimates, the Company believes approximately $1.3 million will be paid and expensed in the second half of 1997.

  (c) In February 1997, the IPS purchase agreement was amended providing for the release of the $1.5 million held in escrow and the issuance of $500,000 in Common Stock in settlement of the contingent consideration, upon closing of the Offering.

  (d) In 1997, the Company executed a 133.31 for 1 stock split in the form of two stock dividends. All share and per share information has been retroactively adjusted.

  (e) In March 1997, IPS filed an S Corporation election effective January 1, 1997. The provisions of SFAS 109 require that deferred tax assets and liabilities should be eliminated at the date an enterprise ceases to be a taxable entity. Accordingly, the previously recorded deferred tax asset of $1.6 million was charged to income during the first quarter of 1997. The deferred tax asset will be reinstated upon the completion of the Offering.

  As discussed in Note 7, effective with the Offering, the Companies will no longer be treated as S corporations for tax purposes. The Companies will be subject to federal and state income taxes and will recognize deferred taxes in accordance with SFAS 109. The impact of the change in taxpayer status upon completion of the Offering is reflected in the pro forma balance sheet.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of IPS Publishing, Inc.:

  We have audited the accompanying statements of income, changes in shareholder's equity and cash flows of IPS Publishing, Inc. (a Washington corporation) for the year ended December 31, 1995 and the seven months ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of IPS Publishing, Inc. for the year ended December 31, 1995 and the seven months ended July 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Milwaukee, Wisconsin,
January 10, 1997.

                              IPS PUBLISHING, INC.

                              STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    AND THE SEVEN MONTHS ENDED JULY 31, 1996

                                                             1995       1996
                                                          ---------- ----------
Net sales................................................ $1,670,934 $1,425,639
Operating expenses:
  Production.............................................    203,296     86,660
  Product development....................................    441,151    442,951
  Selling and marketing..................................    338,214    252,989
  General and administrative.............................    394,187    164,734
                                                          ---------- ----------
                                                           1,376,848    947,334
                                                          ---------- ----------
Income from operations...................................    294,086    478,305
Other income.............................................      9,302     58,113
                                                          ---------- ----------
Net income............................................... $  303,388 $  536,418
                                                          ========== ==========





      The accompanying footnotes are an integral part of these statements.

                              IPS PUBLISHING, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    AND THE SEVEN MONTHS ENDED JULY 31, 1996

                                                          UNREALIZED
                                 TREASURY   UNDISTRIBUTED  GAINS ON
                                   STOCK      EARNINGS    INVESTMENTS   TOTAL
                                 ---------  ------------- ----------- ---------
BALANCE, December 31, 1994...... $(165,000)   $ 365,240    $ 21,168   $ 221,408
  Net income....................       --       303,388         --      303,388
  Unrealized gains..............       --           --       27,752      27,752
                                 ---------    ---------    --------   ---------
BALANCE, December 31, 1995......  (165,000)     668,628      48,920     552,548
  Net income....................       --       536,418         --      536,418
  Distribution..................       --      (430,000)        --     (430,000)
  Sale of investments...........       --           --      (48,920)    (48,920)
                                 ---------    ---------    --------   ---------
BALANCE, July 31, 1996.......... $(165,000)   $ 775,046    $    --    $ 610,046
                                 =========    =========    ========   =========





      The accompanying footnotes are an integral part of these statements.

                              IPS PUBLISHING, INC.

                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    AND THE SEVEN MONTHS ENDED JULY 31, 1996

                                1995      1996
                              --------  ---------
Cash provided by operations:
  Net income................  $303,388  $ 536,418
  Depreciation..............    14,660      8,081
  Gain on sale of
   investments..............       --     (60,081)
  Changes in current assets
   and liabilities--
   Accounts receivable......   (48,412)  (562,166)
   Accounts payable.........     6,185     12,720
   Accrued liabilities......   (37,541)   338,540
   Deferred revenue.........   165,878   (242,710)
   Other....................     1,377    (11,001)
                              --------  ---------
    Net cash provided by
     operations.............   405,535     19,801
Cash provided by (used for)
 investment activities:
  Proceeds from sale of
   investments..............       --     210,237
  Purchases of property.....   (18,053)    (3,000)
  Dividends reinvested......    (6,287)       --
                              --------  ---------
    Net cash provided by
     (used for) investment
     activities.............   (24,340)   207,237
Cash (used for) financing
 activities:
  Shareholder distribution..       --    (430,000)
                              --------  ---------
Net increase (decrease) in
 cash.......................   381,195   (202,962)
Cash, beginning of year.....   186,944    568,139
                              --------  ---------
Cash, end of year...........  $568,139  $ 365,177
                              ========  =========



      The accompanying footnotes are an integral part of these statements.

                             IPS PUBLISHING, INC.

                         NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1995 AND JULY 31, 1996

(1) BUSINESS DESCRIPTION

  IPS Publishing, Inc. ("IPS") develops, produces and markets software that uses proprietary algorithms to generate test questions for the education industry. IPS has two major sources of revenue: off-the-shelf software and custom software.

  Off-the-Shelf Software--Off-the-shelf software consists of proven products which are copyrighted such as Exam in a Can, MathCheck and ScienceCheck (to be released). Exam in a Can consists of algorithm generated questions relating to standard mathematic concepts (e.g. algebra, calculus, etc.) using the DOS and Macintosh platforms. MathCheck and ScienceCheck use the Windows platform to run the software. The off-the-shelf products are purchased primarily by teachers and distributors of education products.

  Custom Software--Custom software consists of customized software development and production performed primarily for various publishers of educational textbooks and school districts. IPS is contracted to develop and manufacture the software that will be used to test concepts within the publisher's or school district's textbooks. This software uses algorithms to enable the users of the textbooks to customize tests.

(2) USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) ACQUISITION

  Effective August 1, 1996, IPS Acquisition, Inc. ("Acquisition") acquired substantially all of the assets of IPS. Acquisition was formed by the shareholders of Advantage Learning Systems, Inc. ("ALS") for the sole purpose of acquiring certain assets of IPS. Acquisition was capitalized with $200,000 of equity and $4.7 million of loans from shareholders. Subsequent to the transaction, Acquisition changed its name to IPS Publishing, Inc.

  Excluded from the transaction described above was a custom contract on which IPS recognized revenues of $542,000 and $744,000 in the accompanying financial statements for the year ended December 31, 1995 and the seven months ending July 31, 1996, respectively.

(4) REVENUE RECOGNITION

  Revenue from sales of IPS's off-the-shelf products is recognized upon shipment. Revenue from IPS's custom products is recognized on the percentage of completion method. IPS defers revenue for advance payments from customers that are in excess of revenues earned. Receivables include amounts billed as well as amounts earned on contracts which are not yet billable.

(5) INVENTORIES

  IPS expenses as incurred various materials (diskettes) and supplies used to produce, package and ship its products.

(6) PLANT AND EQUIPMENT

  Plant and equipment, which consists primarily of office and computer equipment, is stated at cost and is depreciated over the estimated useful lives of the assets (five years) using the double declining method.

                             IPS PUBLISHING, INC.

(7) SOFTWARE DEVELOPMENT COSTS

  IPS expenses all research and development costs associated with establishing technological feasibility as incurred. From the time a software product is technically feasible until the product is released, all research and development costs are capitalized as computer software development costs. During 1995 and 1996, there were no research and development costs capitalized. In addition, there was no amortization of capitalized software.

(8) COMMITMENTS

  IPS is party to various operating leases for facilities and equipment. Rent expenses were $37,423 for the year ended December 31, 1995 and $17,390 for the seven months ended July 31, 1996.

(9) CAPITAL STOCK

  IPS has 100,000 shares of no par common stock authorized of which 5,555 shares are issued and 3,056 shares are outstanding.

(10) BENEFIT PLANS

  IPS had a profit sharing plan under which discretionary amounts could be paid to eligible employees. $90,000 and $67,350 was expensed under this plan in the year ended December 31, 1995 and the seven months ended July 31, 1996, respectively.

(11) INVESTMENTS

  Investments consist of marketable equity securities and mutual funds.

  Investments are accounted for according to the requirements of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." IPS's investments are classified as available-for-sale and are adjusted to their fair market value, with any unrealized gains or losses being recorded as a separate component of stockholders equity. Prior to the sale to Acquisition, all investments were liquidated with all realized gains being recognized in the statement of income.

(12) ROYALTIES

  IPS was party to various royalty agreements which have since expired. Under the terms of these contracts, $22,050 and $22,101 in royalty costs were incurred for the year ended December 31, 1995 and the seven months ending July 31, 1996, respectively.

(13) INCOME TAXES

  Under provisions of the Internal Revenue Code and similar state tax laws, the shareholders have elected to treat IPS as an S Corporation for both Federal and state income taxes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of IPS's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. Cash payments to shareholders are treated as distributions and are made primarily to fund the shareholders' estimated tax liabilities that result from reporting this income.

                       [PICTURES, GRAPHICAL INFORMATION]

NO DEALER, SALES PERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITA-TION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OF-FER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
S Corporation Distribution................................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Dilution..................................................................   12
Selected Historical and Pro Forma Combined and Consolidated Financial
 Data.....................................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   21
Management................................................................   30
Certain Transactions......................................................   34
Principal Shareholders....................................................   35
Description of Capital Stock..............................................   36
Shares Eligible for Future Sale...........................................   40
Underwriting..............................................................   41
Legal Matters.............................................................   42
Experts...................................................................   43
Additional Information....................................................   43
Index to Financial Statements.............................................   44

                               ----------------

UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,800,000 Shares

                                      LOGO

                                  Common Stock

                               ----------------
                                   PROSPECTUS

                               ----------------

                               Piper Jaffray inc.

                             Montgomery Securities

                                          , 1997

    Page 2 of the Prospectus contains the following graphical material:
    ------------------------------------------------------------------

    1. A picture of a man and a child looking at a computer and using the Accelerated Reader.

    2. A picture of a report generated by the Accelerated Reader.

    3. The Company's logo and the Accelerated Reader's logo.

    4. The statement "A leader in learning information systems."

    The inside back cover of the Prospectus contains the following graphical
    ------------------------------------------------------------------------
material:
--------

    1. A picture of a woman and a child reading a book.

    2. A picture of a report generated by S.T.A.R.

    3. The Company's mission statement.

    4. The Company's logo and its product logos.

    5. A graphic showing the results of a survey involving the Accelerated
Reader.